ExxonMobil

Taking on the world's toughest energy challenges.™


10011539

2009 Summary Annual Report

evolution of energy and energy technology.



1950
1960
1970
1980
1990
2000
2010
2020
2030
1954 Modern silicon solar cell invented
1956 Interstate Highway Bill signed
1969 Man walks on the moon
1979 First commercial citywide cellular network launched
1980 First U.S. windfarm, consisting of 20 turbines
1991 First commercial lithium battery
1992 U.S. "Energy Star" program introduced
2003 First ultra-deepwater well depth greater than 3000 meters
2005 U.S. mandate for ethanol blending into gasoline
2009 U.S. natural gas resources now cover about 100 years at current demand due to unconventional gas drilling technology advances

Energy sources continue to evolve.

For more than 125 years, ExxonMobil has been a leader

This evolution of energy and technology is not new. Our energy landscape has transformed repeatedly over time, as new technologies change not just *how* consumers use energy, but also the *types* of energy they use. It is important to remember, however, that these shifts happen gradually.



Wood / Biomass
Coal
Oil
Natural Gas
Hydroelectric
Nuclear
Modern Renewables
(percent, U.S. energy demand)
1850
1860
1870
1880
1890
1900
1910
1920
1930
100
75
50
25
0
1859 First oil well drilled in Titusville, PA
1869 Golden spike set in trans-continental railroad
1879 First commercial incandescent light bulb
1884 First steam turbine
1896 Niagara Falls hydroelectric plant opens
1901 First gasoline-powered automobile mass-produced
1907 First drive-in gas station opened
1916 First radio tuner
1927 Charles Lindbergh flies across the Atlantic Ocean
1936 Hoover Dam completed

Source: Energy Information Administration

CONTENTS

The term *Upstream* refers to exploration, development, production, and gas and power marketing. *Downstream* refers to the refining and marketing of petroleum products such as motor fuels and lubricants.

Projections, targets, expectations, estimates, and business plans in this report are forward-looking statements. Actual future results, including demand growth and energy mix; capacity growth; the impact of new technologies; capital expenditures; project plans, dates, and capacities; production rates and resource recoveries; efficiency gains and cost savings; and benefits of the XTO Energy transaction could differ materially due to, for example, changes in oil and gas prices or other market conditions affecting the oil and gas industry; reservoir performance; timely completion of development projects; war and other political or security disturbances; changes in law or government regulation; the actions of competitors; unexpected technological developments; the occurrence and duration of economic recessions; the outcome of commercial negotiations; unforeseen technical difficulties; the timing and conditions of regulatory clearance for the XTO Energy transaction; our ability to integrate effectively XTO Energy's business with our own; and other factors discussed in this report and in Item 1A of ExxonMobil's most recent Form 10-K.

Definitions of certain financial and operating measures and other terms used in this report, including ExxonMobil's definition of "proved reserves," are contained in the section titled "Frequently Used Terms" on pages 44 through 45. In the case of financial measures, the definitions also include information required by SEC Regulation G.

"Factors Affecting Future Results" and "Frequently Used Terms" are also posted on the "investors" section of our Web site.

Prior years' data have been reclassified in certain cases to conform to the 2009 presentation basis.

Global energy demand continues to grow. The future of energy is directly linked to the well-being and prosperity of the world's people.

Around the world, more people are seeking access to energy and the economic and social progress it enables. Population and economic growth – particularly in developing countries – are expected to push global demand for energy higher by almost 35 percent by 2030 compared to 2005. New technologies – in areas like medicine, computing, and personal communications – are creating new demands for energy, while other technologies are enabling us to use energy more efficiently and with less environmental impact. New energy sources are also emerging.

Looking forward we see a dual challenge. Providing energy to meet growing needs while protecting the environment requires an integrated set of solutions.

We believe the most effective way to address these intertwined challenges over the long term is to seek integrated solutions focused on expanding supplies, increasing efficiency, and mitigating emissions. Looking to the future, ExxonMobil realizes the scale of this global challenge is enormous, but so, too, is our commitment to succeed and our capacity to innovate. We are confident that by pursuing these integrated solutions, the world can achieve greater energy security, environmental progress, and economic prosperity.


ExxonMobil

To Our Shareholders

ExxonMobil's 2009 results demonstrated again the strength of our business model and our ability to excel under even the most challenging economic conditions. We confirmed once again that we are committed to a long-term vision of investing with discipline, improving operational efficiency, and increasing shareholder value.

In the midst of the global economic downturn of the past year, all three of our businesses – Upstream, Downstream, and Chemical – continued to lead the industry worldwide in performance. Earnings were $19 billion. Return on average capital employed (ROCE) was 16 percent. Cash flow from operations and asset sales was $30 billion.

For our shareholders, our leadership in 2009 has allowed us to return value to them. Through our dividends and share buybacks, our Corporation distributed a total of $26 billion to our shareholders in 2009. Over the past five years, we have distributed a total of more than $150 billion to our shareholders.



Energy is the lifeblood of modern economies. For this reason, ExxonMobil continues to invest for the long term, secure in the belief that economic growth will return. In 2009, our capital and exploration expenditures were $27 billion. Over the next five years, we will continue to invest record amounts, more than $125 billion, to advance new technologies, deliver new Upstream projects, increase production of higher-value refined products, and grow our Chemical business.

Another important measure of our long-term commitment to excellence is our industry-leading safety record. In 2009, we achieved best-ever lost time incident rates for our combined employee and contractor workforce. We continue to demonstrate our commitment to improving environmental performance and reducing environmental impacts. In 2009, we recorded zero spills from company owned and operated marine vessels and reduced Upstream hydrocarbon flaring by over 20 percent.

For our Upstream business, 2009 was a strong year. Together with our partners, we started up eight major projects in the United States, the United Kingdom, Norway, Italy, and Qatar. These projects not only deliver new supplies of crude oil and natural gas to the world, but also provide significant value for resource owners and for our shareholders.

In 2009, ExxonMobil and XTO Energy announced an all-stock transaction that will enhance ExxonMobil's position in the development of unconventional natural gas and oil resources. We are confident that the combination of our complementary strengths will open new opportunities to meet growing global energy demand and build value for our shareholders.

In our Downstream and Chemical businesses, we have maintained our long-term strategic approach during the recent economic downturn. Around the world, we continued to capture new efficiencies and benefit from our integration and operating flexibility, helping us to maximize the value of our assets and resources. In 2009, in the growing Asia Pacific market, we and our partners successfully started up China's first integrated refining and petrochemical complex with foreign participation. We remain focused on operational excellence and the disciplined execution of our business strategies, which position us well for the future.

Underpinning success across all of our businesses is our commitment to technology. We have invested more than $4 billion in research and development over the last five years. These investments have led to several technological breakthroughs that enable us to map undersea reservoirs, drill horizontally under arctic oceans, and efficiently transport cleaner-burning natural gas to markets worldwide. We have also worked with vehicle manufacturers to improve fuel economy through advanced plastics, new tire-lining technology, and synthetic lubricants. In 2009, we launched a multimillion dollar research initiative with Synthetic Genomics Inc. to explore the development and commercialization of algae-based biofuels.

Through these efforts and many others, ExxonMobil is engineering integrated solutions to help meet the world's growing energy needs while managing emissions.

Of course, none of our Corporation's technological advances – or our industry-leading operational excellence – would be possible without the talented men and women of ExxonMobil. Our success and our innovations are driven by their ingenuity and dedication. Year after year, they prove they care not just about results, but how those results are achieved. Their dedication to upholding our high ethical standards for business wherever ExxonMobil operates and their unending diligence to protect people, communities, and the environment are essential to our continued success.

Our National Content strategy enables us to make a positive change in the communities in which we operate, by opening doors of opportunity in host nations to promote economic development by employing and training local workforces and investing in infrastructure projects to support education and healthcare.

As the world recovers from the current economic downturn, ExxonMobil will continue to look beyond the current business environment and focus on long-term business success and long-term growth in shareholder value. We will continue to pursue opportunities to enhance our portfolio to ensure our businesses remain well-positioned to deliver industry-leading performance at the top and bottom of the business cycle. We remain committed to meeting future growing energy demand through long-term planning, disciplined investment, operational excellence, and strong technological leadership.

On behalf of the men and women of ExxonMobil, I am grateful to our shareholders who have placed their trust and confidence in us. We look forward to the successes to come.

Rex W. Tillerson

Rex W. Tillerson
Chairman and CEO

ExxonMobil has a steadfast commitment to the business principles that have proven successful for over 125 years. Our business approach – effective long-term risk management, disciplined capital investment, enduring business controls, and an unwavering commitment to safe and reliable operations – sets us apart from industry competition and allows us to continue to grow long-term shareholder value.

Meeting the global energy challenges...

Energy – in all its forms – is critical to economic growth, development, and social welfare. The world's need for reliable and affordable energy supplies is growing.

Global Energy Demand

(quadrillion BTUs)


700
600
500
400
300
200
100
1.2%
Average Growth per Year
2005–2030
Other
Coal
Gas
Oil
1980
2005
2030

As we survey the global energy landscape to 2030, we see several interlocking challenges.

Global demand is expected to grow by almost 35 percent compared to 2005. Meeting this demand will not be easy, especially considering that the world's energy resources are increasingly found in difficult or hard-to-produce places. It will require the global energy industry to operate on a scale even larger than today.

Balancing the need for energy and economic growth while addressing environmental risks is a key challenge for society.

Because we want to ensure that today's progress does not come at the expense of future generations, we need to manage the risks to our environment. This includes taking meaningful steps to curb global greenhouse gas (GHG) emissions, while also utilizing local resources to help maintain secure supplies.

Energy-related carbon dioxide (CO_2) emissions represent close to 60 percent of global GHG emissions attributed to human activities, and are expected to increase about 25 percent from 2005 to 2030. This increase is substantially lower than the projected growth in energy demand over the period, reflecting improved energy efficiency, as well as a shift to a significantly less carbon-intensive energy mix – mainly natural gas, nuclear, and wind gaining share as fuels for power generation.

Energy-Related CO_2 Emissions by Sector

(billion tonnes)


40
30
20
10
0.9%
Average Growth per Year
2005–2030
Residential/
Commercial
Transportation
Industrial
Power Generation
1980
2005
2030

...requires integrated solutions.

Pursuing an integrated set of solutions is vital to meeting growing global demand and minimizing the impact on the environment.


Expanding Supply
Increasing Efficiency
Mitigating Emissions
TECHNOLOGY

ExxonMobil is committed to pursuing solutions that expand all economic energy sources, improve efficiency, and mitigate emissions.

We must pursue each of these elements with vigor if we are to meet the global energy and environmental challenges.

These solutions must also be supported by trillions of dollars in new energy investment, a long-term focus, and constant technological innovation.

We plan to invest more than $125 billion over the next five years developing future energy supplies and investing in communities in which we operate, while at the same time reducing the environmental impact of what we do.

Expanding Supply

We are developing new technologies that will enable us to diversify energy supplies and deliver them efficiently to people around the world with less impact on the environment.

ExxonMobil, together with our partners, produced 41 million tonnes of liquefied natural gas (LNG) in 2009. During the year, we started up eight new projects. Many use advanced LNG technologies, helping to create a global gas market that links the world's largest reserves with consumers who need them. The size and scale of our LNG production plants and ships enable clean-burning gas to be supplied at lower cost and with fewer emissions.



We participate in all of Qatar's producing LNG trains. In 2009, our joint ventures in Qatar started up the world's three largest LNG trains making a significant contribution towards meeting the world's growing energy demand.

Increasing Efficiency

Expanding supply will provide the energy needed to fuel the world's industries and economies, but *extending* supply is also important – making efficiency one of the most powerful fuels of all.

Efficiency – doing the same or more, with less energy – saves on fuel costs, avoids emissions, and curbs growth in energy demand. Through 2030, the energy saved due to worldwide efficiency gains will contribute more to meeting energy demand than any other single fuel source. Since the launch of our Global Energy Management System in 2000, ExxonMobil has identified opportunities to increase efficiency by 15 to 20 percent at our refineries and chemical plants.





Over the past several years, efficiency at our refining and chemical operations has improved at a rate two to three times faster than the industry average. The Rotterdam Aromatics Plant uses technology to re-use heat and improve energy efficiency.

Mitigating Emissions

Our worldwide efforts include improving our own energy efficiency, advancing proven emissions-reducing technology, and developing breakthrough technologies for the long term.

ExxonMobil has systematically worked to improve efficiency and environmental performance throughout our facilities worldwide. Since 2004, we have invested $1.9 billion in activities such as cogeneration, that reduce greenhouse gas emissions and improve energy efficiency in our operations. ExxonMobil is a leader in cogeneration technology, which provides significant environmental benefits because it produces fewer greenhouse gas emissions than conventional power generation.



At our refinery in Beaumont, Texas, one cogeneration plant – our largest worldwide – can produce about 500 megawatts of electricity, which not only powers refining operations but also supplements the local power grid.

ExxonMobil is well-positioned to meet

Producing Energy Safely and Reliably

Operational excellence, enduring business controls, and maintaining the highest standards in the way in which we do business are hallmarks of ExxonMobil and fundamental to our approach.

ExxonMobil is committed to conducting business in a manner that protects the safety, security, and health of our employees, those involved with our operations, our customers, and the public. We are committed to conducting business in a manner that is compatible with the environmental and economic needs of the communities in which we operate.

In 2009, we achieved record performance in workforce safety and continue to lead industry with our low incident rates for work-related injuries and illnesses. We recorded zero spills from company-owned and operated marine vessels, sustaining an impressive performance trend.

Investing for Future Growth

ExxonMobil's proven business model of disciplined investments, operational excellence, industry-leading returns, and superior cash flow served our shareholders well in 2009.

Functional Capex Distribution[1]



Upstream
Downstream
Chemical
Other
(billions of dollars)
30
25
20
15
10
5
2005
2006
2007
2008
2009

(1) See Frequently Used Terms on pages 44 through 45.

We have the responsibility to our shareholders to ensure that each investment decision is made using a disciplined approach. In 2009, ExxonMobil invested a record $27 billion in our business. Our financial strength allows us to invest through the business cycle and grow long-term value.

We have a balanced and integrated portfolio of businesses to which we apply the same fundamental business model. We run each of our businesses for the long term. We focus heavily on internally driven improvement, which helps us generate competitive advantage and value for our shareholders.

the energy challenges of the future.

Developing the Next Generation of Scientists and Engineers

The people we employ are at the core of ExxonMobil's achievements.

ExxonMobil employs more than 80,000 people – including 16,500 engineers and scientists with expertise ranging from geoscience and metallurgy to chemistry and marine biology – to keep energy flowing and develop new technologies that spur innovation.

Over the years, ExxonMobil researchers have developed a number of innovations that make finding and producing oil and natural gas easier. For example, in Russia, we recently used new technology to drill a well one mile deep and six miles horizontally. Directional drilling technology allows us to access oil located far offshore using a land-based drilling rig. Using this technology, we can develop resources that were previously beyond our reach, and do so with only minimal environmental disruption. It is important work that requires a steady stream of scientists and engineers.

We are helping to create the next generation of explorers – scientists, researchers, engineers, and mathematicians – by investing in education programs to attract young people to math and science subjects. In 2009, we invested $24 million in math and science education in the United States, including the *National Math and Science Initiative*.



Corporate Overview

FINANCIAL HIGHLIGHTS	2009	2008	2007	2006	2005
(millions of dollars, unless noted)					
Sales and other operating revenue(1)(2)	**301,500**	459,579	390,328	365,467	358,955
Net income attributable to ExxonMobil	**19,280**	45,220	40,610	39,500	36,130
Cash flow from operations and asset sales(3)	**29,983**	65,710	56,206	52,366	54,174
Capital and exploration expenditures(3)	**27,092**	26,143	20,853	19,855	17,699
Cash dividends to ExxonMobil shareholders	**8,023**	8,058	7,621	7,628	7,185
Common stock purchases *(gross)*	**19,703**	35,734	31,822	29,558	18,221
Research and development costs	**1,050**	847	814	733	712
Cash and cash equivalents at year end(4)	**10,693**	31,437	33,981	28,244	28,671
Total assets at year end	**233,323**	228,052	242,082	219,015	208,335
Total debt at year end	**9,605**	9,425	9,566	8,347	7,991
ExxonMobil share of equity at year end	**110,569**	112,965	121,762	113,844	111,186
Average capital employed(3)	**125,050**	129,683	128,760	122,573	116,961
Share price at year end *(dollars)*	**68.19**	79.83	93.69	76.63	56.17
Market valuation at year end	**322,329**	397,239	504,220	438,990	344,491
Regular employees at year end *(thousands)*	**80.7**	79.9	80.8	82.1	83.7

KEY FINANCIAL RATIOS	2009	2008	2007	2006	2005
Earnings per common share(5) *(dollars)*	**3.99**	8.70	7.31	6.64	5.74
Earnings per common share – assuming dilution(5) *(dollars)*	**3.98**	8.66	7.26	6.60	5.70
Return on average capital employed(3) *(percent)*	**16.3**	34.2	31.8	32.2	31.3
Earnings to average ExxonMobil share of equity *(percent)*	**17.3**	38.5	34.5	35.1	33.9
Debt to capital(6) *(percent)*	**7.7**	7.4	7.1	6.6	6.5
Net debt to capital(7) *(percent)*	**(1.0)**	(23.0)	(24.0)	(20.4)	(22.0)
Ratio of current assets to current liabilities *(times)*	**1.06**	1.47	1.47	1.55	1.58
Fixed charge coverage *(times)*	**26.1**	52.2	49.9	46.3	50.2

(1) Sales and other operating revenue includes sales-based taxes of $25,936 million for 2009, $34,508 million for 2008, $31,728 million for 2007, $30,381 million for 2006, and $30,742 million for 2005.
(2) Sales and other operating revenue includes $30,810 million for 2005 for purchases/sales contracts with the same counterparty. Associated costs were included in crude oil and product purchases. Effective January 1, 2006, these purchases/sales were recorded on a net basis with no resulting impact on net income.
(3) See Frequently Used Terms on pages 44 through 45.
(4) Excluding restricted cash of $4,604 million in 2006 and 2005.
(5) Consistent with 2009 reporting, the calculation of prior period earnings per share has been updated to include unvested share-based payment awards that contain nonforfeitable dividend rights.
(6) Debt includes short- and long-term debt. Capital includes short- and long-term debt and total equity.
(7) Debt net of cash and cash equivalents, excluding restricted cash.

Functional Earnings and Net Income(1)

Upstream | Downstream | Chemical | Corporate and Financing | Net Income(1)
(billions of dollars)

50 40 30 20 10 0 −2

2005 2006 2007 2008 2009

Total Shareholder Returns(2)


ExxonMobil
S&P 500
Integrated Oil Competitors(3)
(percent per year)
15
10
5
0
−5
5 Years
10 Years
20 Years

(1) Net income attributable to ExxonMobil.
(2) Reflects data through December 31, 2009.
(3) Royal Dutch Shell, BP, and Chevron values are calculated on a consistent basis with ExxonMobil, based on public information.

ExxonMobil's fundamental strategies are key to achieving sustained, outstanding performance in all aspects of our business. These strategies are not new. They have been tested and proven over decades, spanning the highs and lows of prior business cycles. Through the superior execution of these strategies, ExxonMobil is able to meet the challenge of providing reliable, affordable energy in a responsible manner while delivering superior returns for our shareholders.

2009 Results and Highlights

- **Record performance in workforce safety that continues to lead industry.**
- **Strong earnings of $19.3 billion in a challenging business environment.**
- **Annual dividend per share growth of 7 percent versus 2008, the 27th consecutive year of dividend per share increases.**
- **Total shareholder distributions of $26 billion.**
- **Industry-leading return on average capital employed of 16 percent.**
- **Start-up of eight major Upstream projects.**
- **Total net production of liquids and natural gas available for sale of 3.9 million oil-equivalent barrels per day.**
- **Proved oil and gas reserve additions of 2.0 billion oil-equivalent barrels, replacing 134 percent of production excluding asset sales and determined on ExxonMobil's basis.**
- **Start-up of a world-scale, fully integrated refining and petrochemical complex in Fujian Province, China.**

ExxonMobil's superior performance demonstrates the strength of our long-term business model.

BUSINESS MODEL

ExxonMobil has a consistent and straightforward business model that combines our long-term perspective, disciplined approach to capital investment, and focus on operational excellence to grow shareholder value. We identify, develop, and execute projects using global best practices that ensure project returns will be resilient across a range of economic scenarios. We operate our facilities using proven management systems to achieve operational excellence. As a result, we consistently generate more income from a highly efficient capital base, as demonstrated by our superior return on average capital employed. We deliver industry-leading financial and operating results that grow long-term shareholder value.


Disciplined Investment
Operational Excellence
Industry-Leading Returns
Superior Cash Flow
Growth In Shareholder Value

The Outlook for Energy – A View to 2030

In our *Outlook for Energy – A View to 2030*, we see significant opportunities for economic growth, improved living standards, and exciting new energy technologies. But we also see tremendous challenges: how to meet the world's growing energy needs to support and expand prosperity for people, while also reducing the impact of energy use on the environment.

Updated each year, our *Outlook for Energy* takes a comprehensive look at long-term trends in energy demand, supply, emissions, and technology. ExxonMobil uses the *Outlook* to guide our long-term investment decisions. We also share it publicly to encourage a better understanding of the scale and nature of global energy challenges.

Meeting Key Energy Challenges

The central finding in our most recent *Outlook* is this: Global energy demand in 2030 will be almost 35 percent higher than it was in 2005, even with dramatic gains in efficiency. This increase – reflecting expanding economic prosperity for a growing world population – will be concentrated in China, India, and other rapidly developing non-OECD economies, where energy usage will rise by about 65 percent. By contrast, in OECD countries, energy demand is expected to be essentially flat through 2030 even though their economic output will increase by more than 50 percent on average. This outcome will be driven by substantial improvements in efficiency.

Meeting this demand – and doing so in a way that reduces environmental risk – will not be easy. We will need an integrated set of solutions that includes expanding supplies, improving efficiency, and mitigating emissions. This approach will require trillions of dollars in new energy investment, a long-term focus, and constant technological innovation. It will require the energy industry to invest and operate on a scale even larger than today.

Following are highlights from the *Outlook for Energy*. The full report is available on our Web site at *exxonmobil.com/energyoutlook*.

Transportation Demand Reflects Efficiency and Prosperity

Transportation is one of the world's fastest-growing sources of energy demand, and liquid fuels will be especially important for meeting projected needs through 2030. Nearly all of the world's transportation runs on liquid fuels because they provide a large quantity of energy in small volumes, making them easy to transport and widely available.

At the same time, we anticipate many shifts occurring within the transportation sector. For example, we see trends within the largest sub-sector – light-duty vehicles (cars, SUVs, and light pickup trucks) – changing dramatically. Through 2030, global energy demand from light-duty vehicles is expected to flatten as more efficient vehicles enter the market.

In contrast, energy for heavy-duty vehicles (trucks and buses) will grow most significantly, reflecting economic growth and the increased shipment of goods. By 2030, heavy-duty vehicles will become the largest transportation demand segment. Aviation and marine transport will also grow significantly reflecting expanding prosperity and trade. In total, we expect non-OECD nations will account for all the growth in global transportation demand.

Rising Electricity Demand Drives Power Generation

Power generation is the largest energy-demand sector and the fastest-growing. This sector alone will account for about 55 percent of the total growth in energy demand from 2005 to 2030.

The story behind this increase is not just the high-tech demands of the developed world, but also the basic needs and rapid economic growth of the developing world. Non-OECD nations will account for nearly 80 percent of worldwide growth in electricity demand through 2030.

Gross Domestic Product (GDP)

(trillions of 2005 dollars)


OECD
Non-OECD
80
60
40
20
1980
2005
2030

OECD = Organization for Economic Co-operation and Development

Growth in Energy Demand by Region

(quadrillion BTUs)


2005
2030
300
200
100
North America
Latin America
Europe
Russia/ Caspian
Asia Pacific
Africa
Middle East

Growth in Energy Demand by Energy Source



(quadrillion BTUs)
2005
2030
Annual Energy Savings
300
200
100
Average Growth Rate Per Year
0.8%
Annual Growth 2005–2030 Average 1.2%
0.5%
1.8%
0.5%
2.3%
2.2%
9.6%
OECD
Non-OECD
Oil
Coal
Gas
Biomass, Other
Nuclear
Hydro, Geo
Wind, Solar, and Biofuels
2030

Energy-Related CO_2 Emissions



CO2 Emissions
(billions of tonnes)
Emissions per Capita
(tonnes per person)
Emissions per GDP
(tonnes per thousand dollars of GDP in 2005 dollars)
OECD
Non-OECD
40
30
20
10
12
10
8
6
4
2
2.0
1.5
1.0
0.5
1980
2005
2030
05
30
05
30
05
30
05
30

We also anticipate a shift away from coal toward less carbon-intensive fuels including natural gas, nuclear, and renewable fuels. By 2030, we expect that 40 percent of the world's electricity will be generated by nuclear and renewable fuels.

Natural Gas to Meet a Rising Share of Energy Needs
Fossil fuels – oil, natural gas, and coal – will continue to meet most of the world's needs, accounting for nearly 80 percent of demand through 2030. No other energy source can match their availability, versatility, affordability, and scale.

Oil will still account for the largest share, but natural gas will move into second place on very strong growth, driven by increasing power generation needs and its ability to serve as a reliable, affordable, and clean-burning energy source. From 2005 to 2030, global demand for natural gas will increase by about 55 percent.

An important supply development has been the expansion of unconventional natural gas – the result of recent improvements in technologies used to tap these hard-to-produce resources. This is particularly the case in the United States, where unconventional gas is expected to satisfy more than 50 percent of gas demand in 2030. In addition, worldwide demand for liquefied natural gas (LNG) will continue to grow, led by Asia and Europe.

Nuclear power will also grow significantly to help meet rising electricity demand. Wind, solar, and biofuels will grow most rapidly through 2030, at nearly 10 percent a year on average; however, even then their contribution will remain relatively small at about 2.5 percent of total energy.

One of the most important "fuels" of all is energy efficiency. In fact, the energy saved annually through improved efficiency will reach about twice the growth in global energy demand from 2005 to 2030.

Growing Global Energy Demand and CO_2 Emissions
The outlook for energy-related carbon dioxide (CO_2) emissions is linked directly to the types and amounts of energy required globally. In our view, global CO_2 emissions are likely to rise by about 25 percent from 2005 to 2030. While substantial, the rate of growth will be significantly lower than for overall energy demand.

Importantly, the outlook for CO_2 emissions varies greatly between OECD and non-OECD countries. Non-OECD emissions surpassed OECD emissions in 2004. By 2030, non-OECD countries will account for two-thirds of the global total.

This outcome reflects our view that CO_2 emissions in the OECD have already peaked and will decline by about 15 percent by 2030, reaching a level similar to that in 1980. This will be a noteworthy achievement considering that OECD economic output will have tripled from 1980 to 2030 and population will have grown by about 30 percent.

Providing Integrated Solutions
The scale of our economic, energy, and environmental challenges is huge and growing. Solutions must include expanding supplies, improving efficiency, and mitigating emissions. Technology and diversity of economic supplies of energy remain important. In addition, sensible and stable policy environments will continue to be essential to stimulate our creative human capacity and the huge investments necessary to address these challenges.

For our part, ExxonMobil is making enormous investments to provide solutions to help meet future energy demand. We are confident that by steadfastly pursuing practical, broad-based solutions, people around the world will make great progress in meeting economic, energy, and environmental challenges.

Upstream

Exploration, Development, Production, and Gas & Power Marketing

UPSTREAM STRATEGIES

ExxonMobil's fundamental Upstream strategies guide our global exploration, development, production, and gas and power marketing activities:

- **Identify and selectively pursue the highest-quality exploration opportunities**
- **Invest in projects that deliver superior returns**
- **Maximize profitability of existing oil and gas production**
- **Capitalize on growing natural gas and power markets**

These strategies are underpinned by a relentless focus on operational excellence, commitment to innovative technologies, development of our employees, and investment in the communities in which we operate. ExxonMobil's ability to integrate and execute these strategies consistently delivers superior long-term value.

In 2009, ExxonMobil and our joint venture partner, Qatar Petroleum, started up three 7.8-million-tonnes-per-year liquefied natural gas (LNG) trains, the largest in service anywhere in the world, and the Al Khaleej Gas Phase 2 Project, which has the capacity to supply 1.25 billion cubic feet per day of pipeline gas.



2009 Results and Highlights

Industry-leading workforce safety performance.

Earnings were $17.1 billion.

Return on average capital employed was 23 percent, averaging 42 percent over the last five years.

Earnings per oil-equivalent barrel were $11.92, exceeding those of our competitors.

Total net production of liquids and natural gas available for sale was 3.9 million oil-equivalent barrels per day.

Proved oil and gas reserves additions were 2.0 billion oil-equivalent barrels, replacing 134 percent of production excluding asset sales and determined on ExxonMobil's basis.

Upstream Return on Average Capital Employed


ExxonMobil
Integrated Oil Competitor Average(1)
(percent)
60
50
40
30
20
10
2005
2006
2007
2008
2009

(1) Royal Dutch Shell, BP, and Chevron values are estimated on a consistent basis with ExxonMobil, based on public information.

Resource base additions totaled 2.9 billion oil-equivalent barrels; ExxonMobil's total resource base now stands at 75 billion oil-equivalent barrels.

Finding and resource-acquisition costs were $1.54 per oil-equivalent barrel.

Upstream capital and exploration spending was $20.7 billion, driven by an active exploration program, selective investment in a strong portfolio of development projects, and continued investment to enhance the value of existing assets.

UPSTREAM COMPETITIVE ADVANTAGES

Portfolio Quality • The quality, size, and diversity of ExxonMobil's resource base and project inventory underpin a strong long-term outlook. We identify, pursue, and capture the highest-quality resources and then apply our technical and project expertise to develop them in the most efficient way.

Global Integration • The global functional Upstream companies work with the Downstream and Chemical businesses to identify and deliver integrated solutions that maximize resource value.

Discipline and Consistency • We explore for, develop, produce, and market oil and gas using globally deployed management systems that ensure consistent application of the highest technical, operational, and commercial standards.

Value Maximization • From optimum development concept selection to mid- and late-life investments to increase reservoir recovery, ExxonMobil maximizes resource value over the life of every asset.

Long-Term Perspective • Consistent, selective capital investment and focused technology development ensure robust returns over the long term.

UPSTREAM STATISTICAL RECAP	2009	2008	2007	2006	2005
Earnings *(millions of dollars)*	**17,107**	35,402	26,497	26,230	24,349
Liquids production *(net, thousands of barrels per day)*	**2,387**	2,405	2,616	2,681	2,523
Natural gas production available for sale *(net, millions of cubic feet per day)*	**9,273**	9,095	9,384	9,334	9,251
Oil-equivalent production *(net, thousands of barrels per day)*	**3,932**	3,921	4,180	4,237	4,065
Proved reserves replacement[1][2] *(percent)*	**134**	110	132	129	129
Resource additions[3] *(millions of oil-equivalent barrels)*	**2,860**	2,230	2,010	4,270	4,365
Average capital employed[3] *(millions of dollars)*	**73,201**	66,064	63,565	57,871	53,261
Return on average capital employed[3] *(percent)*	**23.4**	53.6	41.7	45.3	45.7
Capital and exploration expenditures[3] *(millions of dollars)*	**20,704**	19,734	15,724	16,231	14,470

(1) Reserves determined on ExxonMobil's basis; see Frequently Used Terms on pages 44 through 45.
(2) Excluding asset sales and the 2007 Venezuela expropriation.
(3) See Frequently Used Terms on pages 44 through 45.
Note: Unless otherwise stated, production rates, project capacities, and acreage values referred to on pages 18 to 25 of the report are gross.

Identify and Selectively Pursue the Highest-Quality Exploration Opportunities

ExxonMobil's exploration strategy is to identify, evaluate, pursue, and capture the highest-quality resource opportunities at the lowest cost in industry. The strength of our global organization allows us to explore for and capture a diverse range of resource types across all geological and geographical environments, using industry-leading technology and capabilities.

ExxonMobil's disciplined, systematic exploration process consistently delivers an industry-leading portfolio of highly prospective opportunities that provide long-term resource additions and organic production growth. We use our unique geoscience capabilities and understanding of the global hydrocarbon endowment to identify and prioritize all quality resources. Once identified, opportunities are assessed and screened on a rigorous, globally consistent basis for technical and economic viability, as well as materiality. Only the most robust opportunities are selected for further evaluation and investment.

Over the last five years, we have added an average of 3.1 billion oil-equivalent barrels per year to our resource base. We have consistently captured high-quality resources across a broad range of types, including liquefied natural gas (LNG), deepwater, unconventional gas, and heavy oil. Finding and resource-acquisition costs have averaged $0.85 per oil-equivalent barrel over this interval. At year-end 2009, the total resource base stood at 75 billion oil-equivalent barrels.

All reserves additions and revisions follow a rigorous and structured management review process stewarded by a team of experienced reserves experts with global responsibility. Over the last five years, ExxonMobil has added 1.8 billion oil-equivalent barrels of proved reserves per year and, on average, replaced 114 percent of production every year. 2009 was the 16th consecutive year in which ExxonMobil has more than replaced production with new proved reserves. These reserves are determined on ExxonMobil's basis using the same price and cost assumptions that we use to make investment decisions. Under SEC rules, proved reserves are determined using historical market prices.

Resource Base by Type

(percent, oil-equivalent barrels)


Deepwater
Conventional
Heavy Oil/Oil Sands
Unconventional Gas
Arctic
LNG
Acid/Sour Gas


AQUARIUS

The new-build semisubmersible drilling rig West Aquarius *began an extensive deepwater drilling program offshore Indonesia and the Philippines during 2009.*

2009 KEY EXPLORATION CAPTURES

- Awarded 32 blocks in the Gulf of Mexico lease sales.
- Acquired over 125,000 net acres in the Marcellus shale gas play, in Pennsylvania.
- Acquired 157,000 net acres in the Horn River Basin shale gas play, Canada, taking ExxonMobil's total to 309,000 net acres.
- Acquired a 50-percent interest in 33,000 acres of high-quality oil sands resource in the Athabasca region of Canada.
- Awarded new acreage to pursue coal bed methane opportunities in Germany, totaling nearly 2 million net acres.
- Acquired approximately 1.3 million net acres in the Podlasie and Lublin Basins onshore Poland.
- Acquired a 50-percent interest and operatorship of a 736,000-acre license in the Norwegian Sea.
- Acquired a 50-percent interest in two licenses in the Turkish sector of the Black Sea, totaling more than 7 million acres.
- Acquired interests in several blocks offshore Vietnam totaling more than 13 million acres.
- Awarded a production sharing contract for the Cendrawasih block offshore Papua, Indonesia, covering more than 1 million acres.
- Acquired a 49-percent interest in prospective coal bed methane acreage onshore Kalimantan, Indonesia, totaling 290,000 net acres.

Invest in Projects that Deliver Superior Returns

ExxonMobil continues to focus on disciplined investment decisions and industry-leading project execution to deliver superior returns from our Upstream projects.

As project scale and complexity increase across industry, ExxonMobil's comprehensive suite of business and project execution tools ensures maximum value is delivered to resource owners and to our shareholders.

Superior project execution begins with selecting the design and operating concept that will be robust through a range of uncertainties and deliver maximum value over the life of the asset. It requires a commitment to, and investment in, technology to develop innovative solutions that lower cost, increase reliability, and deliver profitable volumes. ExxonMobil devotes a great deal of time to front-end execution planning to minimize cost and schedule risks during project execution phases.

The combination of global processes, proprietary technology, and project management expertise results in industry-leading project execution performance. Successful worldwide application of best practices to a strong opportunity base continues to deliver superior returns.

ExxonMobil has a large, geographically diverse portfolio of more than 130 major projects that are expected to develop more than 24 billion net oil-equivalent barrels. Many of these projects are located in challenging deepwater or arctic environments, while others will develop a diverse range of resource types that include heavy oil/oil sands, unconventional gas, liquefied natural gas (LNG), and acid/sour gas.

This large, diverse portfolio provides ExxonMobil with the ability to selectively fund those projects that deliver robust financial performance and maximize profitable volumes growth over a wide range of economic conditions.



Qatargas 2 Trains 4 and 5 both began operations in 2009 and have a combined design capacity of 15.6 million tonnes of LNG per year.

Diverse Project Portfolio

Projects by Geographic Region

(percent, number of projects)

Americas
Russia/Caspian
Asia Pacific
Europe
Middle East
Africa

Resources in Projects by Geographic Region

(percent, oil-equivalent barrels)


Americas
Russia/Caspian
Asia Pacific
Europe
Middle East
Africa

Resources in Projects by Project Type

(percent, oil-equivalent barrels)


Conventional
Deepwater
Unconventional Gas
Heavy Oil/ Oil Sands
Arctic
LNG
Acid/Sour Gas

Major Development Projects

ExxonMobil participated in eight major start-ups in 2009. Beyond 2009, an additional 54 major projects are in various stages of planning, design, and execution, from a total portfolio containing over 130 projects.



Tyrihans
Norway
Fram
United Kingdom
South Hook
LNG Terminal
United Kingdom
Adriatic LNG
Terminal
Italy
Kearl
Phase 1
Canada
Piceance
Phase 1
United States
Golden Pass
LNG Terminal
United States
Odoptu
Russia
Qatargas 2
Train 4
Qatar
RasGas
Train 7
Qatar
RasGas
Train 6
Qatar
Al Khaleej Gas
Phase 2
Qatar
Satellites
Phase 1
Nigeria
Usan
Nigeria
Qatargas 2
Train 5
Qatar
Pazflor
Angola
Plutao-Saturno-
Venus-Marte
Angola
Kizomba
Satellites
Angola
Turrum
Australia
Kipper/Tuna
Australia
Country with 2009–2012
Major Project Start-Up
2009 Start-Up
2010–2012 Projected Start-Up

Qatargas 2 Trains 4 and 5 • Qatargas 2 Trains 4 and 5 (ExxonMobil interest, 30 percent and 18 percent, respectively) started production of liquefied natural gas (LNG) in 2009 and have a combined design capacity of 15.6 million tonnes of LNG per year. Deliveries from Qatargas 2 use a fleet of Q-Flex and Q-Max vessels, the world's largest LNG carriers. Shipments are delivered primarily to the U.K. gas market through the South Hook LNG regasification terminal. Qatargas 2 is a joint development between ExxonMobil and Qatar Petroleum.

RasGas Train 6 • RasGas Train 6 (ExxonMobil interest, 30 percent) also started up in 2009 and is owned by Ras Laffan Liquefied Natural Gas Company (3), a joint venture between Qatar Petroleum and ExxonMobil. The train has a design capacity of 7.8 million tonnes of LNG per year, and associated products include condensate, liquefied petroleum gas (LPG), helium, and sulfur. Train 6 markets include the United States, and deliveries to the Golden Pass LNG regasification terminal will commence in 2010.

Adriatic LNG Terminal • The Adriatic LNG Terminal (ExxonMobil interest, 45 percent) is the world's first fixed, offshore LNG storage and regasification terminal. It was constructed in Spain and then towed across the Mediterranean to its operational location offshore northeast Italy. It received its first LNG cargo from Qatar and commenced regasification operations in 2009. The terminal can supply up to 775 million cubic feet of gas per day to the Italian market.


RasGas Trains 6 and 7, over a kilometer in length, are each designed to produce 7.8 million tonnes per year of LNG.

South Hook LNG Terminal • The South Hook LNG Terminal (ExxonMobil interest, 24 percent) also received its first cargo from Qatar in 2009 and began sending gas into the U.K. grid. The terminal is located on the site of a former *Esso* oil refinery in Milford Haven, Wales, and will have the capacity to deliver up to 2 billion cubic feet of gas per day. It is being supplied primarily from Qatargas 2 Trains 4 and 5. In 2009, 36 cargoes were unloaded at the terminal, delivering a total of 3.5 million tonnes of LNG and providing an important new source of supply to the U.K. market.

Al Khaleej Gas Phase 2 • The second phase of the Al Khaleej Gas Project started up in 2009. This joint venture project has the capacity to supply 1.25 billion cubic feet per day of gas per day to meet Qatar's growing domestic demand, along with 100 thousand barrels per day of liquids. This is an expansion of Phase 1, which has operated since 2005, and brings the total supply capacity to 2 billion cubic feet per day.

Piceance Phase 1 • Located in Colorado in the United States, the Piceance Phase 1 tight gas project (ExxonMobil interest, 100 percent) came onstream in 2009. This phase is expected to reach the facility capacity of 200 million cubic feet of gas per day in 2012. Net production from ExxonMobil's Piceance Basin leases averaged 108 million cubic feet of gas per day in 2009. The ultimate resource potential is estimated at 45 trillion cubic feet.



The Golden Pass LNG regasification terminal, located on the U.S. Gulf Coast, will open in 2010 and will have the capacity to supply 2 billion cubic feet of gas per day to the U.S. market.

Tyrihans • The Tyrihans project (ExxonMobil interest, 12 percent) is located in the Norwegian Sea and is being developed as a subsea tieback to the Kristin platform. The development started up in 2009 and has a planned peak production of 80 thousand barrels of liquids per day and 335 million cubic feet of gas per day.

Other Key Projects Starting up in 2010 and Beyond

RasGas Train 7 • RasGas Train 7 (ExxonMobil interest, 30 percent) started up in early 2010 and consists of a 7.8-million-tonnes-per-year LNG production facility. The project also produces associated products including condensate, LPG, helium, and sulfur. Train 7 will supply Asia and other markets worldwide, using both Q-Flex and Q-Max LNG carriers. Train 7 is owned by Ras Laffan Liquefied Natural Gas Company (3), a joint venture between Qatar Petroleum and ExxonMobil.

Golden Pass LNG Terminal • Construction of the Golden Pass LNG regasification terminal (ExxonMobil interest, 18 percent) in Sabine Pass, Texas, continues to progress, and start-up is scheduled in 2010. The terminal will have the capacity to deliver up to 2 billion cubic feet of gas per day to the U.S. market.

Kearl Oil Sands • The Kearl oil sands project (ExxonMobil Canada and Imperial Oil interest, 100 percent) is developing a world-class oil sands resource in northern Alberta expected to exceed 4 billion barrels. Construction is under way with the Phase 1 mining and extraction facilities scheduled for completion in 2012. Phase 1 will initially produce 110 thousand barrels of bitumen per day, growing to about 140 thousand barrels per day after five years. Front-end engineering work is currently progressing on Phase 2.

Hebron • Planning is under way for the Hebron project (ExxonMobil interest, 34 percent), an ExxonMobil-operated oil development located in 300 feet of water offshore Newfoundland. The development is being designed to recover over 600 million barrels of oil in arctic conditions using a gravity-based structure. ExxonMobil is applying our extensive global experience with both gravity-based facilities and arctic project execution to advance Hebron into front-end engineering and design.

Kizomba Satellites • In 2009, Angolan government approval was received for contracts for the Kizomba Satellites project (ExxonMobil interest, 40 percent), which will develop several oil discoveries using subsea tiebacks to the Kizomba A and Kizomba B floating production, storage, and offloading (FPSO) vessels. The project is expected to recover approximately 250 million barrels of oil.

Odoptu • Detailed engineering for the first phase of Odoptu (ExxonMobil interest, 30 percent) has been completed and construction of the facilities is under way. The Yastreb drilling rig, one of the world's largest onshore rigs, has been moved from Chayvo to Odoptu, and drilling operations commenced in 2009. The Odoptu field, located offshore Far East Russia, is being developed using extended-reach drilling (ERD) wells drilled from shore approximately 6 miles horizontally to the reservoirs.

Gorgon Jansz • The 15-million-tonnes-per-year Gorgon Jansz LNG project (ExxonMobil interest, 25 percent) received formal sanction from the Western Australia government and project co-venturers in 2009. This project will develop approximately 25 trillion cubic feet of gas resources located on the Northwest Shelf of Australia, and first LNG shipments are targeted for late 2014. This world-class development consists of subsea infrastructure for offshore production and transportation of the gas, three 5-million-tonnes-per-year LNG trains, and a domestic gas plant located on Barrow Island, as well as the largest carbon dioxide sequestration project in the world to minimize emissions.

PNG LNG • The PNG LNG project in Papua New Guinea (ExxonMobil interest, 33 percent) was also approved for development in 2009, following execution of agreements with various buyers for LNG sales into Asia. The project will develop the Hides, Angore, and Juha fields with a 6.6-million-tonnes-per-year LNG facility located near Port Moresby. Front-end engineering and design have been completed, major contracts have been awarded, and project execution is under way.

On Sakhalin Island, the Yastreb rig is drilling extended-reach development wells 6 miles into the offshore Odoptu field from the onshore location pictured below.



Maximize Profitability of Existing Oil and Gas Production

We apply the most cost-effective technology and operations management systems to maximize the commercial recovery of hydrocarbons from all of our assets.

ExxonMobil's asset base is highly profitable and geographically diverse. We place significant focus on managing and optimizing base performance and generating quality opportunities to maximize the value of our assets. Through effective reservoir management and thorough depletion planning, we invest to increase resource recovery, maximize profitability, and ensure optimum long-term field performance. New production volumes come from drilling new wells, working over existing wells, and effective implementation of secondary and tertiary recovery programs such as water or gas injection, to increase recovery. All of these activities are performed with a structured focus on cost management and capital discipline in combination with a commitment to operational excellence.

ExxonMobil's unique global organization allows rapid sharing of learnings, experiences, and expertise, and we apply these best practices across all of our assets. This functional structure combined with a set of globally consistent processes enables us to define priorities on a worldwide basis and to deploy resources when and where they are most valuable. This allows every production unit to have access to an experienced, dedicated, and diverse workforce of exceptional quality.

Operations integrity is fundamental to our success and is our top priority. Our Operations Integrity Management System (OIMS) addresses all aspects of the business and defines global standards for safe and environmentally sound operations. The effective application of OIMS is regularly tested and reviewed at all of our operating facilities, ensuring that best practices are captured and shared globally.



In 2009, a new drilling program commenced at the Beryl field, located in the U.K. sector of the North Sea, which will increase reserves recovery and extend field life.

Through this disciplined focus on operational integrity and by leveraging global best practices to improve facility reliability, ExxonMobil is able to maximize production by minimizing unplanned events. Maintenance activities are rigorously planned and executed, resulting in optimized schedules and reduced impact from facility turnarounds.

ExxonMobil consistently delivers higher earnings per barrel than our competitors due to our commitment to investment discipline, application of innovative technology, superior execution, and ability to maximize resource recovery.

Production Outlook

By Geographic Region

Americas · Asia Pacific/Middle East · Africa · Russia/Caspian · New Resource Additions · Europe

(millions of oil-equivalent barrels per day, net)


5
4
3
2
1
2009
2010
2011
2012
2013

Upstream Earnings per Barrel

ExxonMobil · Integrated Oil Competitor Average(1)

(dollars per oil-equivalent barrel)


25
20
15
10
5
2005
2006
2007
2008
2009

(1) Royal Dutch Shell, BP, and Chevron values calculated on a consistent basis with ExxonMobil, based on public information.

Capitalize on Growing Natural Gas and Power Markets

Reliable economic supplies of natural gas and power are fundamental to the world's economic growth. ExxonMobil produces gas, natural gas liquids, and power from a diverse portfolio of assets around the world, and maximizes value through a network of commercial experts in global energy markets.

Over the coming decades, natural gas is expected to play an increasingly important role in fueling the world's economic growth. ExxonMobil sells approximately 11 billion cubic feet of gas per day and is active across the gas value chain in most major markets.

ExxonMobil is a significant gas producer and processor in North America with production from the Gulf of Mexico, onshore Gulf Coast, the mid-continent of the United States, and both onshore and offshore Canada. To increase supply, we are expanding production from our tight gas assets in the Piceance Basin, Colorado, exploring for new shale gas resources in several basins in the United States, and are also the largest acreage holder in the promising Horn River Basin shale gas play in Canada. We are working with TransCanada to advance a gas pipeline from the Alaskan North Slope to North American markets. In 2010, the Golden Pass liquefied natural gas (LNG) terminal is scheduled to open on the U.S. Gulf Coast and will have the capacity to import 2 billion cubic feet of gas per day, supplied primarily from the new LNG projects in Qatar.

In Europe, ExxonMobil is a leading gas producer through ownership in key assets in the Netherlands, Germany, and both the U.K. and Norwegian sectors of the North Sea. New sources of unconventional gas supply are being evaluated, and in 2009, we acquired over 3 million net acres in promising coal bed methane and shale gas play areas in Germany and Poland. In 2009, ExxonMobil and our partners also opened two LNG regasification facilities to increase supply to the region – the South Hook Terminal in South Wales and the Adriatic LNG Terminal offshore Italy.



During 2009, the Piceance Phase 1 project commenced production and has a capacity of 200 million cubic feet of gas per day. The total recoverable resource potential on ExxonMobil's leases is estimated at 45 trillion cubic feet.

Natural gas demand is expected to increase by approximately 4 percent per year in the fast-growing Asia Pacific region. ExxonMobil is one of the largest suppliers of gas in Australia and Malaysia and also sells gas in Thailand and the Russian Far East. We are involved in ventures in Qatar and Indonesia that supply LNG to key Asian, European, and U.S. markets. LNG supplies from our interests in Qatar have increased significantly with the start-up of four 7.8-million-tonnes-per-year trains – the largest in service anywhere in the world. In 2009, ExxonMobil and our joint venture partners sanctioned the development of two new LNG projects in the Asia Pacific region – the Gorgon Jansz project offshore Western Australia and the PNG LNG project in Papua New Guinea.

ExxonMobil has interests in a total of about 16,000 megawatts of power generation capacity worldwide, and is an industry leader in the application of cogeneration technology, which efficiently combines power generation with the supply of heat and steam for our facilities.


Global LNG
Global LNG demand is expected to rise rapidly over the next 20 years, with increased demand from North America, Europe, and Asia Pacific. Together with our partners, we have liquefaction capacity of approximately 65 million tonnes of LNG in 2010, and expect this to increase to over 100 million tonnes annually in the coming years.
Major LNG Market (Existing and Targeted)
Anticipated Supply Flow
Existing Liquefaction Facility
Future/Potential Liquefaction Facility
Existing Regasification Terminal
Future/Potential Regasification Terminal
Qatar
Nigeria
Arun
Papua New Guinea (PNG)
Scarborough
Gorgon Jansz

Downstream

Refining & Supply, Fuels Marketing, and Lubricants & Specialties

DOWNSTREAM STRATEGIES

ExxonMobil's Downstream encompasses a global portfolio of businesses that include Refining and Supply, Fuels Marketing, and Lubricants and Specialties. Our consistent business strategies are vital to achieving a sustained, competitive advantage:

- **Maintain best-in-class operations, in all respects**
- **Provide quality, valued products and services to our customers**
- **Lead industry in efficiency and effectiveness**
- **Capitalize on integration with other ExxonMobil businesses**
- **Selectively invest for resilient, advantaged returns**
- **Maximize value from leading-edge technologies**

In 2009, the industry refining and marketing business environment was very challenging, reflecting lower product demand driven by the recent global economic downturn and excess industry refining capacity. Throughout all types of business environments, ExxonMobil's Downstream remains well-positioned to deliver industry-leading returns and long-term shareholder value.

ExxonMobil's Beaumont, Texas, refinery is a large, high-conversion refinery with over 340 thousand barrels per day of crude distillation capacity. The Beaumont Refinery is also the heart of an integrated complex that includes chemical operations, a large lubricant blending plant, and cogeneration facilities.



2009 Results and Highlights

Best-ever lost-time incident rate for combined employee and contractor workforce.

Earnings were $1.8 billion, reflecting a weak industry margin environment.

Return on average capital employed was 7 percent, averaging 29 percent over the last five years.

Downstream capital expenditures were $3.2 billion in 2009, including investments in growth markets and environmentally driven expenditures.

Petroleum product sales were 6.4 million barrels per day, down 5 percent from 2008, reflecting lower worldwide demand for fuel products and asset divestments.

Downstream Return on Average Capital Employed


ExxonMobil
Integrated Oil Competitor Average(1)
(percent)
40
35
30
25
20
15
10
5
2000
2002
2004
2006
2008
2009

(1) Royal Dutch Shell, BP, and Chevron values are estimated on a consistent basis with ExxonMobil, based on public information.

Started up Fujian expansion project, expanding the refinery capacity from 80 thousand barrels per day to a 240-thousand-barrels-per-day, high-conversion facility.

Completed commissioning of new cogeneration units totaling 375 megawatts, reflecting a 250-megawatt cogeneration facility in Fujian Province, China, and a 125-megawatt cogeneration unit in Antwerp, Belgium, which were installed to improve refinery efficiency.

Achieved record sales for *Mobil 1* synthetic motor oil and introduced a new product line of *Mobil SHC* synthetic industrial oils, building on ExxonMobil's leading position in the synthetic lubricant market.

Announced an alliance with a leading biotech company, Synthetic Genomics Inc., to research and develop next-generation biofuels from photosynthetic algae.

DOWNSTREAM COMPETITIVE ADVANTAGES

Portfolio Quality • We are the world's largest global refiner, manufacturer of lube basestocks, and supplier/marketer of petroleum products. Our large, world-class facilities are located in major markets around the world.

Global Integration • Over 75 percent of our refining capacity is integrated with our lubes and/or chemical businesses. Our global functional organization facilitates efficient development and deployment of global best practices and new technologies.

Discipline and Consistency • Systematic processes and corresponding efficient execution have established us as an industry leader in operational excellence and cost effectiveness.

Value Maximization • Proprietary Molecule Management technology enables us to optimize raw material selection and processing, and maximize yields of higher-value products.

Long-Term Perspective • We maintain a disciplined, long-term approach to managing capital employed. Our ongoing evaluation of the Downstream portfolio has resulted in numerous divestments over the past five years, and we remain focused on investing in resilient, advantaged projects.

DOWNSTREAM STATISTICAL RECAP	2009	2008	2007	2006	2005
Earnings *(millions of dollars)*	**1,781**	8,151	9,573	8,454	7,992
Refinery throughput *(thousands of barrels per day)*	**5,350**	5,416	5,571	5,603	5,723
Petroleum product sales[1] *(thousands of barrels per day)*	**6,428**	6,761	7,099	7,247	7,519
Average capital employed[2] *(millions of dollars)*	**25,099**	25,627	25,314	23,628	24,680
Return on average capital employed[2] *(percent)*	**7.1**	31.8	37.8	35.8	32.4
Capital expenditures *(millions of dollars)*	**3,196**	3,529	3,303	2,729	2,495

(1) Petroleum product sales data are reported net of purchases/sales contracts with the same counterparty.
(2) See Frequently Used Terms on pages 44 through 45.

Refining & Supply

ExxonMobil Refining & Supply operates a global integrated network of reliable and efficient refineries, marine vessels, pipelines, and distribution centers that provides transportation fuels, lubricants, feedstocks, and other high-value products to our customers around the world.



Operational excellence requires close monitoring of facilities and processes to ensure stable and safe operations and optimized performance.

Our proven business model is to pursue operating excellence while leveraging our global scale and integration across our business to capture cost efficiencies and improve margins. Our global supply organization optimizes our network, including selection and procurement of raw materials for our refineries, supply of products to our customers, and placement of our equity crudes. We are meeting the growing demand for high-quality products through selective capital investments that yield a competitive advantage.

Pursuing Operational Excellence

Personnel and operations safety remain our top priorities. Our Operations Integrity Management System (OIMS) provides the framework to ensure safe and reliable operations. We are improving safety by focusing on human factors that underpin most incidents. In addition, we are completing implementation of the *Loss Prevention System (LPS)*, a standardized set of integrated behavioral-based safety tools, across our operations. We are improving operations safety and reliability by identifying and reducing risks inherent in our businesses while enhancing our facilities, systems, and worker competencies. These processes and efficient execution have established us as an industry leader in operational excellence.

Leveraging Global Scale and Integration

ExxonMobil is the world's largest refiner, with the most distillation, conversion, and lube basestock production capacity. We have a strong presence in mature markets around the world as well as a growing presence in the high-growth Asia Pacific region. Our refineries are more than 60 percent larger than the industry average with more conversion capacity and more integration with chemical and lubes operations. These structural advantages provide us greater flexibility to optimize operations and to produce higher-value products with lower feedstock and operating costs. We use an integrated approach when developing new business opportunities, such as our refining, petrochemicals, and fuels marketing ventures in Fujian Province, China, and when supporting Upstream ventures such as Syncrude in Alberta, Canada.

Maintaining Capital Discipline

We continue to take a disciplined and long-term approach to the management of our capital employed while sustaining industry-leading returns. This approach includes selective and resilient investments as well as asset divestments. We continue to evaluate our portfolio during all parts of the



Equity Capacity(1)
Distillation
Conversion(2)
(indexed)
100
80
60
40
20
ExxonMobil
Royal Dutch Shell
BP



Refinery Integration with Chemicals or Lubes(1)
(percent)
80
70
60
50
40
30
ExxonMobil
Royal Dutch Shell
BP
Industry

(1) Royal Dutch Shell and BP values calculated on a consistent basis with ExxonMobil, based on public information.
(2) Conversion capacity includes catalytic cracking, hydrocracking, and coking.

business cycle, reflected by our divestments of selected refineries and logistics assets over the past decade. Our capital investment program includes projects to produce higher-value products and chemical feedstocks, process lower-cost raw materials, lower operating costs, meet new product quality requirements and demands, reduce environmental impact, and further upgrade safety systems.

In 2009, ExxonMobil and our partners started up new facilities that tripled the size of our joint venture refinery in Fujian Province, China, and a new joint venture condensate refinery in Ras Laffan Industrial City, Qatar, to meet the growing demand for products in Asia Pacific and the Middle East. In addition, we started construction at our Baton Rouge, Louisiana; Baytown, Texas; and Antwerp, Belgium, refineries on projects to increase lower-sulfur diesel fuel by 50 percent, or approximately 6 million gallons per day, representing a total investment of over $1 billion.

Increasing Margins

We improve margins by focusing on three key areas: economically growing production, reducing raw material costs, and improving product yields.

New facilities to increase production of lower-sulfur diesel were installed at our Baton Rouge, Louisiana, refinery, which celebrated its 100th anniversary in 2009.

We strive to increase production by maximizing the economic utilization of our existing refining capacity. We focus on improving reliability, identifying and eliminating operating constraints, optimizing planned maintenance and intervals between planned downtimes, and expanding market outlets. We also selectively invest in capacity expansions and debottlenecks.

We continue to increase operational flexibility to allow us to reduce raw material costs. For example, ExxonMobil is an industry leader in processing challenged crudes, running about twice as much as industry on a percentage basis. These crudes are typically discounted in the marketplace because they have properties such as acid corrosivity, high nitrogen content, and other impurities that make them difficult to handle or process. Since 2004, we have increased challenged crudes processing by over 50 percent.

Our Molecule Management technology enables us to more precisely select and blend crudes and feedstocks with properties that will maximize yields and margins throughout our operating facilities. Our process models enable us to optimize, at a molecular level, the entire manufacturing site as well as individual process unit operations on a real-time basis to increase the yields and blending of higher-value products.

Improving Operating Efficiency

Worldwide cash operating costs at our refineries are substantially below the industry average, as confirmed by external benchmarking. Our average cash operating costs have been within the first quartile of individual refineries since 2004, and we continue to widen our operating cost advantage. We achieve industry-leading cost performance by reducing energy use and leveraging our scale and integration as well as our leading-edge technology to produce cost efficiencies.

Improved energy efficiency is a key contributor to our cost performance, and we have consistently outpaced industry in this area. ExxonMobil's proprietary Global Energy Management System (GEMS) focuses on opportunities that reduce the energy consumed at our refineries and chemical plants. Savings equal to 15 to 20 percent of the energy consumed at our manufacturing sites have been identified to date using GEMS. Through 2009, we have captured over 60 percent of these savings.

We continue to make significant investments in cogeneration facilities that simultaneously produce electricity and useful heat or steam. With the latest technology, cogeneration is significantly more efficient than traditional methods of producing steam and power separately and also results in lower emissions. In 2009, we completed commissioning of a 125-megawatt unit in Antwerp, Belgium, and started up a 250-megawatt facility in Fujian Province, China.

Fuels Marketing

ExxonMobil Fuels Marketing creates long-term value by selling high-quality products and services daily to millions of customers across the globe, providing a secure, ratable, and profitable outlet for our refineries.

Fuels Marketing continues to be well-positioned to successfully compete in a dynamic and competitive marketplace by focusing on key business fundamentals: superior safety and environmental performance, efficiency improvements from global scale and integration, disciplined portfolio restructuring and capital management, and customer-focused marketing initiatives.

Leveraging a Broad Spectrum of Customer Needs

Retail • As the largest of the four business channels, Retail represents half of our Fuels Marketing volume sold through a network of nearly 28,000 service stations worldwide. Enhancements to the retail offering are made by leveraging our extensive global network of expertise and coverage. We continue to identify opportunities to become a more efficient competitor. An example of this is the conversion of our remaining U.S. company-owned stations to a branded distributor business model, allowing us to continue to meet our customers' needs while capturing attractive growth opportunities.

Industrial and Wholesale • As the second largest sales channel in Fuels Marketing, Industrial and Wholesale serves a diverse portfolio of customers worldwide, including transportation fleets, power generation companies, the agriculture sector, manufacturers, and mining operations.

Aviation • ExxonMobil is one of the world's leading suppliers of jet fuel. Our products and services play an important role in the transportation of people and goods for commercial airlines, general aviation, and the military.

Marine • Operating in ports across the globe, Marine provides fuel to the maritime industry, including bulk and container carriers, tankers, ferries, and cruise ships.


EXXON

U.S. Retail Sales Managers work with branded distributors on marketing strategies that leverage the ExxonMobil brands.


Mobil

Exxon-, Mobil-, and Esso-branded retail sites are present in nearly 50 countries and provide fuel to millions of vehicles every day.

Integration and Operating Efficiencies

We continue to leverage integration with Refining and Supply across our four Fuels Marketing business channels. Integrated Business Teams evaluate product placement alternatives in each market around the world, optimizing sales to higher-value channels.

Efficiency improvements continue to reduce operating expenses through the global application of innovative technologies and centralization of support activities. The combined impact of our initiatives and portfolio highgrading activities more than offsets inflation.

Disciplined Capital Management

The ExxonMobil capital management strategy combines selective investments with disciplined asset highgrading to optimize the productivity of our business.

Our investment decisions are complemented by selective divestments that highgrade our asset base and improve long-term financial returns. In addition, our restructuring activities continue to enhance integration with our refining assets.

Lubricants & Specialties

ExxonMobil Lubricants & Specialties provides long-term value by being both the No. 1 supplier of lube basestocks and the market leader of high-technology and globally recognized synthetic lubricant brands. We are also a leading supplier of asphalt and specialty oil products manufactured across our global network of refineries.

At the forefront of our high-technology finished lubricant brands are *Mobil 1* and *Mobil SHC*. Major automotive and industrial equipment manufacturers trust us to deliver value through leading-edge technology that protects engines and equipment. Our products provide sustainable solutions such as energy efficiency, fuel economy, and extended equipment life, while maintaining peak performance.

Technology Leadership

Technology leadership allows ExxonMobil to offer innovative products and services that help deliver tangible performance and sustainability-related benefits for both consumers and industry.

Our products have been developed and manufactured through many decades of close relationships with original equipment manufacturers. In motorsports, for example, we develop products that are able to withstand severe performance tests. Our leadership is also demonstrated through our association with the wind turbine industry. Approximately 60 percent of gear-driven wind turbine manufacturers use *Mobil*-branded industrial lubricants in their products.

World-Class Brands

Technology leadership, supply reliability, and customer trust underpin the commercial success of our brands. Our globally recognized synthetic oil brands continue to grow their presence in this high-value sector of the market.

Endorsements of *Mobil 1* oil by the makers of advanced and prestigious cars such as *Aston Martin*, *Bentley*, *Mercedes*, *Porsche*, *Cadillac*, *Corvette*, and *Lexus* continue



ExxonMobil Synthetic Lubricants Market Share[1]
(percent)


20
15
10
5
2005
2006
2007
2008
2009

(1) ExxonMobil estimates based on available industry data and public information.


Mobil
1

Increasing investments at our facilities support the growth of synthetic lubricants.

to strengthen our position as the market leader in synthetic oils. These relationships also demonstrate the implicit value of our products to these high-performance cars.

Strategic Global Alliances

ExxonMobil has strong and established relationships with strategic and global partners such as Mercedes-Benz, Caterpillar, Toyota, and Volvo. These important global alliances support our industry-leading success in the high-value and high-growth segments of the lubricants market.

Integration and Operating Efficiencies

As a leading producer of lube basestocks and high-performance synthetic lubricants, we continue to leverage the strong integration between our Refining and Supply, Chemical, and Lubricants and Specialties businesses. We maintain a disciplined approach to improving the productivity of our asset portfolio while capturing operational efficiencies such as those in support services. The combination of our integration advantages, portfolio management, continued focus on efficiency, as well as further development of our leading-edge technology results in a resilient business model.

Continued Growth in Emerging Markets

We have demonstrated sustained growth and have continued to invest in emerging markets such as China, India, and Russia.

Building on our technology, world-class brands, and strategic relationships, ExxonMobil Lubricants & Specialties is well-positioned for the future.

Chemical

CHEMICAL STRATEGIES

ExxonMobil Chemical has delivered industry-leading performance through disciplined implementation of strategies that have been proven over numerous business cycles. We remain committed to these strategies through changing business environments:

- **Focus on businesses that capitalize on core competencies**
- **Consistently deliver best-in-class performance**
- **Build proprietary technology positions**
- **Capture full benefits of integration across ExxonMobil operations**
- **Selectively invest in advantaged projects**

These strategies reflect ExxonMobil's ongoing commitment to the petrochemical business. Together with our core business practices and focus on operations integrity, they remain the foundation for our business, and ultimately, our performance.

ExxonMobil Chemical's oxo alcohol unit in Singapore helps supply the growing demand in Asia Pacific, which is expected to represent more than 60 percent of global petrochemical growth through 2015.



2009 Results and Highlights

Lost-time incident rate reduced by 50 percent over the past five years for our combined employee and contractor workforce.

Earnings were $2.3 billion, reflecting competitive advantages from our global portfolio, high degree of integration, and advantaged feedstock.

Return on average capital employed was 14 percent, averaging 18 percent over the last 10 years, exceeding the average of our major chemical competitors across the business cycle.

Prime product sales of 24.8 million tonnes were 1 percent lower than 2008, reflecting lower global demand and broad supply chain inventory destocking at the beginning of the year.

Chemical Return on Average Capital Employed


ExxonMobil
Major Chemical Competitors(1)
(percent)
35
30
25
20
15
10
5
1995
1997
1999
2001
2003
2005
2007
2009

(1) Includes the chemical segments of Royal Dutch Shell (through 2008), BP (through 2004), and Chevron, as well as Dow Chemical, the sole publicly traded chemical-only competitor with a significant portfolio overlap. Competitor values are estimated on a consistent basis with ExxonMobil, based on public information.

Chemical capital expenditures were $3.1 billion, as construction progressed on our world-scale expansion in Singapore. We continued disciplined investment in specialty business growth and high-return efficiency projects.

Started up a fully integrated, world-scale facility in Fujian Province, China, that included an 800-thousand-tonnes-per-year ethylene steam cracker and associated polyethylene, polypropylene, and paraxylene units.

CHEMICAL COMPETITIVE ADVANTAGES

Portfolio Quality • Our unique mix of Chemical businesses delivers superior performance relative to competition throughout the business cycle.

Global Integration • Synergies with the Upstream and Downstream deliver benefits through the physical integration of sites, joint feedstock and facilities planning, global competency networks, and sharing of services and best practices. As a result of these synergies, we significantly upgrade refining and gas molecules to their highest value.

Discipline and Consistency • The foundation of our superior results is our relentless focus on all aspects of operational excellence, which has produced industry-leading practices and systems.

Value Maximization • Our proprietary technology has led to expanded sources of advantaged feedstock, the successful implementation of lower-cost manufacturing processes, and faster sales growth of higher-value premium products.

Long-Term Perspective • We use a highly structured capital management approach to ensure that we invest in projects with feedstock, technology, and marketing advantages that can compete in the toughest market environments.

CHEMICAL STATISTICAL RECAP	2009	2008	2007	2006	2005
Earnings *(millions of dollars)*	**2,309**	2,957	4,563	4,382	3,943
Prime product sales[1] *(thousands of tonnes)*	**24,825**	24,982	27,480	27,350	26,777
Average capital employed[2] *(millions of dollars)*	**16,560**	14,525	13,430	13,183	14,064
Return on average capital employed[2] *(percent)*	**13.9**	20.4	34.0	33.2	28.0
Capital expenditures *(millions of dollars)*	**3,148**	2,819	1,782	756	654

(1) Prime product sales include ExxonMobil's share of equity-company volumes and finished-product transfers to the Downstream.
(2) See Frequently Used Terms on pages 44 through 45.

Chemical Strategies

ExxonMobil Chemical strategies deliver competitive advantage through advantaged feeds, lower-cost manufacturing processes, and premium product development. Disciplined execution of our long-term strategies has translated into strong performance across the business cycle.

Focus on Businesses that Capitalize on Core Competencies

ExxonMobil has leadership positions in both large-volume, high-growth commodity businesses as well as less-cyclical specialty businesses. We use our unique global portfolio to leverage:

Advantaged Feeds • Integration with the Upstream and Downstream gives us access to a wide variety of feedstock, and our assets have enabling technology that maximizes feed flexibility.

Lower-Cost Manufacturing Processes • Proprietary technology, integration, scale, and operational excellence combine to give us an operating cost advantage.

Premium Products • Developing products that add value to our customers translates into value for the shareholder.

Consistently Deliver Best-in-Class Performance

Our disciplined approach to improve safety, reliability, productivity, and quality continues to increase the contribution of existing assets through industry-leading performance. Structured programs enable identification of best practices that capture manufacturing efficiencies, improve operability, and increase capacity at significantly less than grassroots cost.

Businesses

	Worldwide Rank Based on Market Position
Commodities	
Benzene	#1
Paraxylene	#1
Olefins	#2
Polyethylene	#2
Polypropylene	#5
Specialties	
Butyl Polymers	#1
Fluids	#1
Plasticizers/Oxo Alcohols	#1
Synthetics	#1
Oriented Polypropylene Films	#1
Adhesive Polymers	#1
Specialty Elastomers	#1
Petroleum Additives	#2



Metallocene catalyst technology is used to generate many premium products with high-performance attributes, including Exact plastomers produced at our plastics plant in Baton Rouge, Louisiana.

Examples of how our performance creates value include:

- Our steam-cracking energy efficiency index achieved best-ever performance in 2009;
- Our average polyethylene reactor capacity is about two-thirds larger than industry average, allowing us to capture unit cost savings; and,
- Our maintenance programs give us a competitive advantage in cost and reliability.

Build Proprietary Technology Positions

Technology is critical to our strategies as it helps capture value from advantaged feeds, drives lower-cost manufacturing processes, and delivers premium products. Development and deployment of industry-leading chemical technology provide a competitive advantage for ExxonMobil.

Differentiated Business Mix

Segment Earnings

Specialties ■ Commodities

(billions of dollars)

5.0
4.0
3.0
2.0
1.0

1995 96 97 98 99 00 01 02 03 04 05 06 07 08 2009

Capture Full Benefits of Integration Across ExxonMobil Operations

More than 90 percent of the chemical capacity that we own and operate is integrated with our large refineries or natural gas processing plants. The benefits derived from integration are a key differentiating factor that allows ExxonMobil to consistently outperform competition. Examples of this advantage include:

- Integrated sites optimize feedstock between the refinery, chemical steam cracker, and aromatics units, on a day-by-day or even a cargo-by-cargo basis;
- Feedstock for our hydrocarbon fluids business comes almost exclusively from our refineries, upgrading the value of the molecules;
- Our steam crackers have industry-leading flexibility to process a wide range of feedstock, which provides the integrated derivative units the lowest-cost supply available; and,
- Common support organizations at our large integrated facilities deliver superior services at lower cost.

Selectively Invest in Advantaged Projects

We ensure that our project portfolio is anchored with advantaged feeds, lower-cost processes, and premium products.

Through 2015, we expect more than 60 percent of global petrochemical demand growth will occur in Asia, with over one-third in China alone. We plan not only to support this growth but also to ensure the projects add shareholder value.

In 2009, we started up a fully integrated, world-scale facility in Fujian Province, China.

The state-of-the-art microscope at our European Technology Center in Machelen, Belgium, can be operated remotely by our scientists worldwide to perform advanced materials analysis.





Bags of polyethylene and polypropylene are stored in front of the new manufacturing unit that started up in Fujian Province, China.

Construction activity is continuing in Singapore where we are more than doubling the size of our existing chemical complex. The expanded steam cracker will have substantial feed flexibility and will be energy efficient. The complex will also produce a range of premium products to capture both growth and value.

To support premium product growth in Asia, we announced the construction of our Shanghai Technology Center, which is expected to be operational in 2010.

Saudi Basic Industries Corporation (SABIC) and ExxonMobil are progressing detailed studies at our Kemya and Yanpet petrochemical joint venture sites in Saudi Arabia to supply premium products on a platform of advantaged feedstock.

We are progressing with Qatar Petroleum the development of a world-scale petrochemical complex in Ras Laffan Industrial City, Qatar. The proposed complex would include the world's largest steam cracker and polyethylene plants and one of the world's largest ethylene glycol plants. The project will utilize feedstock from gas development projects in Qatar's North Field and include production of premium products.

We continue to invest in projects that support the growth of our specialty businesses, enhance our feed flexibility, increase the energy efficiency of our operations, and deliver further breakthroughs in products and processes to maintain and extend our competitive advantage.

Singapore Expansion

	Capacity Addition *(tonnes per year)*
Commodities	
Ethylene	1,000,000
Polyethylene	1,300,000
Polypropylene	500,000
Benzene	340,000
Paraxylene	80,000
Specialties	
Oxo Alcohols	125,000
Specialty Elastomers	300,000

Financial Summary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS

To The Shareholders of Exxon Mobil Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Exxon Mobil Corporation and its subsidiaries as of December 31, 2009, and 2008, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the three years in the period ended December 31, 2009, and in our report dated February 26, 2010, we expressed an unqualified opinion thereon. The consolidated financial statements referred to above (not presented herein) appear in Appendix A to the Proxy Statement for the 2010 annual meeting of shareholders of the Corporation.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements (pages 38-40) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Dallas, Texas
February 26, 2010

SUMMARY OF ACCOUNTING POLICIES AND PRACTICES

The Corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining, and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The summary financial statements include the accounts of those subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the Corporation, and for which other shareholders do not possess the right to participate in significant management decisions. They also include the Corporation's share of the undivided interest in certain Upstream assets and liabilities. Amounts representing the Corporation's percentage interest in the net assets and net income of the less-than-majority-owned companies are included in "Investments, advances, and long-term receivables" on the Balance Sheet and "Income from equity affiliates" on the Income Statement.

The "functional currency" for translating the accounts of the majority of Downstream and Chemical operations outside the United States is the local currency. The local currency is also used for Upstream operations that are relatively self-contained and integrated within a particular country. The U.S. dollar is used for operations in countries with a history of high inflation and certain other countries.

Revenues associated with sales of crude oil, natural gas, petroleum and chemical products are recognized when the products are delivered and title passes to the customer.

Inventories of crude oil, products, and merchandise are carried at the lower of current market value or cost (generally determined under the last-in, first-out method – LIFO). Inventories of materials and supplies are valued at cost or less.

The Corporation makes limited use of derivative instruments. When derivatives are used, they are recorded at fair value, and gains and losses arising from changes in their fair value are recognized in income.

The Corporation's exploration and production activities are accounted for under the "successful efforts" method. Depreciation, depletion, and amortization are primarily determined under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on the amount of proved developed reserves of oil, gas, and other minerals that are estimated to be recoverable from existing facilities. The straight-line method is based on estimated asset service life.

The Corporation incurs retirement obligations for certain assets at the time they are installed. The fair values of these obligations are recorded as liabilities on a discounted basis and are accreted over time for the change in their present value. The costs associated with these liabilities are capitalized as part of the related assets and depreciated. Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

The Corporation recognizes the underfunded or overfunded status of defined benefit pension and other postretirement plans as a liability or asset in the balance sheet with the offset in equity, net of deferred taxes.

A variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits and tax disputes. For further information on litigation and tax contingencies, see Notes 15 and 18 to the Consolidated Financial Statements in Appendix A of ExxonMobil's 2010 Proxy Statement.

The Corporation awards share-based compensation to employees in the form of restricted stock and restricted stock units. Compensation expense is measured by the market price of the restricted shares at the date of grant and is recognized in the income statement over the requisite service period of each award.

Further information on the Corporation's accounting policies and practices can be found in Appendix A of ExxonMobil's 2010 Proxy Statement (Critical Accounting Policies and Note 1 to the Consolidated Financial Statements).

SUMMARY STATEMENT OF INCOME

(millions of dollars)	**2009**	2008	2007
Revenues and Other Income			
Sales and other operating revenue[1]	**301,500**	459,579	390,328
Income from equity affiliates	**7,143**	11,081	8,901
Other income[2]	**1,943**	6,699	5,323
Total revenues and other income	**310,586**	477,359	404,552
Costs and Other Deductions			
Crude oil and product purchases	**152,806**	249,454	199,498
Production and manufacturing expenses	**33,027**	37,905	31,885
Selling, general, and administrative expenses	**14,735**	15,873	14,890
Depreciation and depletion	**11,917**	12,379	12,250
Exploration expenses, including dry holes	**2,021**	1,451	1,469
Interest expense	**548**	673	400
Sales-based taxes[1]	**25,936**	34,508	31,728
Other taxes and duties	**34,819**	41,719	40,953
Total costs and other deductions	**275,809**	393,962	333,073
Income before income taxes	**34,777**	83,397	71,479
Income taxes	**15,119**	36,530	29,864
Net income including noncontrolling interests	**19,658**	46,867	41,615
Net income attributable to noncontrolling interests	**378**	1,647	1,005
Net income attributable to ExxonMobil	**19,280**	45,220	40,610
Earnings per Common Share[3] *(dollars)*	**3.99**	8.70	7.31
Earnings per Common Share – Assuming Dilution[3] *(dollars)*	**3.98**	8.66	7.26

(1) Sales and other operating revenue includes sales-based taxes of $25,936 million for 2009, $34,508 million for 2008, and $31,728 million for 2007.

(2) Other income for 2008 includes a $62 million gain from the sale of a non-U.S. investment and a related $143 million foreign exchange loss.

(3) Consistent with 2009 reporting, the calculation of prior period earnings per share has been updated to include unvested share-based payment awards that contain nonforfeitable dividend rights.

The information in the Summary Statement of Income (for 2007 to 2009), the Summary Balance Sheet (for 2008 and 2009), and the Summary Statement of Cash Flows (for 2007 to 2009), shown on pages 38 through 40, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in the financial statements of ExxonMobil's 2010 Proxy Statement. For complete consolidated financial statements, including notes, please refer to Appendix A of ExxonMobil's 2010 Proxy Statement. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in Appendix A of the 2010 Proxy Statement.

SUMMARY BALANCE SHEET AT YEAR END

(millions of dollars)	**2009**	2008
Assets		
Current assets		
Cash and cash equivalents	**10,693**	31,437
Marketable securities	**169**	570
Notes and accounts receivable, less estimated doubtful amounts	**27,645**	24,702
Inventories		
Crude oil, products and merchandise	**8,718**	9,331
Materials and supplies	**2,835**	2,315
Other current assets	**5,175**	3,911
Total current assets	**55,235**	72,266
Investments, advances and long-term receivables	**31,665**	28,556
Property, plant and equipment, at cost, less accumulated depreciation and depletion	**139,116**	121,346
Other assets, including intangibles, net	**7,307**	5,884
Total assets	**233,323**	228,052
Liabilities		
Current liabilities		
Notes and loans payable	**2,476**	2,400
Accounts payable and accrued liabilities	**41,275**	36,643
Income taxes payable	**8,310**	10,057
Total current liabilities	**52,061**	49,100
Long-term debt	**7,129**	7,025
Postretirement benefits reserves	**17,942**	20,729
Deferred income tax liabilities	**23,148**	19,726
Other long-term obligations	**17,651**	13,949
Total liabilities	**117,931**	110,529
Commitments and contingencies[1]		
Equity		
Common stock without par value	**5,503**	5,314
Earnings reinvested	**276,937**	265,680
Accumulated other comprehensive income		
Cumulative foreign exchange translation adjustment	**4,402**	1,146
Postretirement benefits reserves adjustment	**(9,863)**	(11,077)
Common stock held in treasury	**(166,410)**	(148,098)
ExxonMobil share of equity	**110,569**	112,965
Noncontrolling interests	**4,823**	4,558
Total equity	**115,392**	117,523
Total liabilities and equity	**233,323**	228,052

(1) For more information, please refer to Appendix A, Note 15 of ExxonMobil's 2010 Proxy Statement.

The information in the Summary Statement of Income (for 2007 to 2009), the Summary Balance Sheet (for 2008 and 2009), and the Summary Statement of Cash Flows (for 2007 to 2009), shown on pages 38 through 40, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in the financial statements of ExxonMobil's 2010 Proxy Statement. For complete consolidated financial statements, including notes, please refer to Appendix A of ExxonMobil's 2010 Proxy Statement. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in Appendix A of the 2010 Proxy Statement.

SUMMARY STATEMENT OF CASH FLOWS

(millions of dollars)	**2009**	2008	2007
Cash Flows from Operating Activities			
Net income including noncontrolling interests	**19,658**	46,867	41,615
Adjustments for noncash transactions			
Depreciation and depletion	**11,917**	12,379	12,250
Deferred income tax charges/(credits)	**-**	1,399	124
Postretirement benefits expense in excess of/(less than) payments	**(1,722)**	57	(1,314)
Other long-term obligation provisions in excess of/(less than) payments	**731**	(63)	1,065
Dividends received greater than/(less than) equity in current earnings of equity companies	**(483)**	921	(714)
Changes in operational working capital, excluding cash and debt			
Reduction/(increase) – Notes and accounts receivable	**(3,170)**	8,641	(5,441)
– Inventories	**459**	(1,285)	72
– Other current assets	**132**	(509)	280
Increase/(reduction) – Accounts and other payables	**1,420**	(5,415)	6,228
Net (gain) on asset sales	**(488)**	(3,757)	(2,217)
All other items – net	**(16)**	490	54
Net cash provided by operating activities	**28,438**	59,725	52,002
Cash Flows from Investing Activities			
Additions to property, plant and equipment	**(22,491)**	(19,318)	(15,387)
Sales of subsidiaries, investments, and property, plant and equipment	**1,545**	5,985	4,204
Decrease in restricted cash and cash equivalents	**-**	–	4,604
Additional investments and advances	**(2,752)**	(2,495)	(3,038)
Collection of advances	**724**	574	391
Additions to marketable securities	**(16)**	(2,113)	(646)
Sales of marketable securities	**571**	1,868	144
Net cash used in investing activities	**(22,419)**	(15,499)	(9,728)
Cash Flows from Financing Activities			
Additions to long-term debt	**225**	79	592
Reductions in long-term debt	**(68)**	(192)	(209)
Additions to short-term debt	**1,336**	1,067	1,211
Reductions in short-term debt	**(1,575)**	(1,624)	(809)
Additions/(reductions) in debt with three months or less maturity	**(71)**	143	(187)
Cash dividends to ExxonMobil shareholders	**(8,023)**	(8,058)	(7,621)
Cash dividends to noncontrolling interests	**(280)**	(375)	(289)
Changes in noncontrolling interests	**(113)**	(419)	(659)
Tax benefits related to stock-based awards	**237**	333	369
Common stock acquired	**(19,703)**	(35,734)	(31,822)
Common stock sold	**752**	753	1,079
Net cash used in financing activities	**(27,283)**	(44,027)	(38,345)
Effects of exchange rate changes on cash	**520**	(2,743)	1,808
Increase/(decrease) in cash and cash equivalents	**(20,744)**	(2,544)	5,737
Cash and cash equivalents at beginning of year	**31,437**	33,981	28,244
Cash and cash equivalents at end of year	**10,693**	31,437	33,981

The information in the Summary Statement of Income (for 2007 to 2009), the Summary Balance Sheet (for 2008 and 2009), and the Summary Statement of Cash Flows (for 2007 to 2009), shown on pages 38 through 40, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in the financial statements of ExxonMobil's 2010 Proxy Statement. For complete consolidated financial statements, including notes, please refer to Appendix A of ExxonMobil's 2010 Proxy Statement. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in Appendix A of the 2010 Proxy Statement.

DIVIDEND AND SHAREHOLDER RETURN INFORMATION

	2009	2008	2007	2006	2005
Earnings per common share[1] *(dollars)*	**3.99**	8.70	7.31	6.64	5.74
Earnings per common share – assuming dilution[1] *(dollars)*	**3.98**	8.66	7.26	6.60	5.70
Dividends per common share *(dollars)*					
First quarter	**0.40**	0.35	0.32	0.32	0.27
Second quarter	**0.42**	0.40	0.35	0.32	0.29
Third quarter	**0.42**	0.40	0.35	0.32	0.29
Fourth quarter	**0.42**	0.40	0.35	0.32	0.29
Total	**1.66**	1.55	1.37	1.28	1.14
Dividends per share growth *(annual percent)*	**7.1**	13.1	7.0	12.3	7.5
Number of common shares outstanding *(millions)*					
Average	**4,832**	5,194	5,557	5,948	6,295
Average – assuming dilution	**4,848**	5,221	5,594	5,987	6,338
Year end	**4,727**	4,976	5,382	5,729	6,133
Cash dividends paid on common stock *(millions of dollars)*	**8,023**	8,058	7,621	7,628	7,185
Cash dividends paid to earnings *(percent)*	**42**	18	19	19	20
Cash dividends paid to cash flow[2] *(percent)*	**28**	13	15	15	15
Total return to shareholders *(annual percent)*	**(12.6)**	(13.2)	24.3	39.2	11.7
Market quotations for common stock *(dollars)*					
High	**82.73**	96.12	95.27	79.00	65.96
Low	**61.86**	56.51	69.02	56.42	49.25
Average daily close	**70.95**	82.68	83.23	65.35	58.24
Year-end close	**68.19**	79.83	93.69	76.63	56.17

(1) Consistent with 2009 reporting, the calculation of prior period earnings per share has been updated to include unvested share-based payment awards that contain nonforfeitable dividend rights.

(2) Net cash provided by operating activities.

RESERVES SUMMARY[1]

	2009	2008	2007	2006	2005
Liquids, Including Oil Sands and Non-Consolidated Reserves *(millions of barrels at year end)*					
Net proved developed and undeveloped reserves					
United States	**1,983**	2,076	2,212	2,177	2,424
Canada/South America	**2,897**	2,717	1,564	1,985	2,152
Europe	**519**	566	696	750	886
Africa	**1,970**	2,004	2,180	2,266	2,527
Asia Pacific/Middle East	**2,934**	2,967	2,976	2,765	1,908
Russia/Caspian	**1,457**	1,502	1,632	1,766	1,798
Total worldwide, excluding price/cost effects[1]	**11,760**	11,832	11,260	11,709	11,695
Price/cost effects	**(109)**	174	(186)	(141)	(466)
Total worldwide[2]	**11,651**	12,006	11,074	11,568	11,229
Natural Gas, Including Non-Consolidated Reserves *(billions of cubic feet at year end)*					
Net proved developed and undeveloped reserves					
United States	**12,538**	12,847	13,255	10,231	11,362
Canada/South America	**1,274**	1,376	1,547	1,952	2,354
Europe	**15,984**	17,097	18,539	18,847	20,575
Africa	**920**	918	1,006	986	841
Asia Pacific/Middle East	**36,136**	31,149	32,143	31,878	26,662
Russia/Caspian	**2,178**	2,233	2,282	2,103	2,173
Total worldwide, excluding price/cost effects[1]	**69,030**	65,620	68,772	65,997	63,967
Price/cost effects	**(1,023)**	259	(510)	1,563	2,940
Total worldwide[2]	**68,007**	65,879	68,262	67,560	66,907
Reserves replacement ratio, excluding sales[3][4] *(percent)*	**134**	110	132	129	129
Reserves replacement ratio, including sales[3][4] *(percent)*	**133**	103	101	122	112
Reserves replacement ratio, including sales and price/cost effects[4] *(percent)*	**100**	136	76	128	143

(1) ExxonMobil's basis; see Frequently Used Terms on pages 44 through 45.
(2) ExxonMobil reserves using SEC historical price bases; mining and equity company reserves are included for all periods.
(3) Excluding price/costs effects.
(4) The term "sales" includes the impact of expropriation of proved reserves in Venezuela (462 million oil-equivalent barrels) in 2007.

BUSINESS PROFILE[1]

	Earnings After Income Taxes[2]			Capital and Exploration Expenditures			Average Capital Employed			Return on Average Capital Employed		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007	**2009**	2008	2007
(millions of dollars, except as noted)											*(percent)*	
Upstream												
United States	**2,893**	6,243	4,870	**3,585**	3,334	2,212	**15,865**	14,651	14,026	**18.2**	42.6	34.7
Non-U.S.	**14,214**	29,159	21,627	**17,119**	16,400	13,512	**57,336**	51,413	49,539	**24.8**	56.7	43.7
Total	**17,107**	35,402	26,497	**20,704**	19,734	15,724	**73,201**	66,064	63,565	**23.4**	53.6	41.7
Downstream												
United States	**(153)**	1,649	4,120	**1,511**	1,636	1,128	**7,306**	6,963	6,331	**(2.1)**	23.7	65.1
Non-U.S.	**1,934**	6,502	5,453	**1,685**	1,893	2,175	**17,793**	18,664	18,983	**10.9**	34.8	28.7
Total	**1,781**	8,151	9,573	**3,196**	3,529	3,303	**25,099**	25,627	25,314	**7.1**	31.8	37.8
Chemical												
United States	**769**	724	1,181	**319**	441	360	**4,370**	4,535	4,748	**17.6**	16.0	24.9
Non-U.S.	**1,540**	2,233	3,382	**2,829**	2,378	1,422	**12,190**	9,990	8,682	**12.6**	22.4	39.0
Total	**2,309**	2,957	4,563	**3,148**	2,819	1,782	**16,560**	14,525	13,430	**13.9**	20.4	34.0
Corporate and financing	**(1,917)**	(1,290)	(23)	**44**	61	44	**10,190**	23,467	26,451	**N.A.**	N.A.	N.A.
ExxonMobil total	**19,280**	45,220	40,610	**27,092**	26,143	20,853	**125,050**	129,683	128,760	**16.3**	34.2	31.8

(1) For definitions of selected financial performance measures, see Frequently Used Terms on pages 44 through 45.

(2) Total corporate earnings means net income attributable to ExxonMobil (U.S. GAAP) from the consolidated income statement. Unless indicated, references to earnings, Upstream, Downstream, Chemical, and Corporate and Financing segment earnings, and earnings per share are ExxonMobil's share after excluding amounts attributable to noncontrolling interests.

VOLUMES SUMMARY

	2009	2008	2007	2006	2005
Net production of crude oil and natural gas liquids		*(thousands of barrels daily)*			
United States	**384**	367	392	414	477
Non-U.S.	**2,003**	2,038	2,224	2,267	2,046
Total worldwide	**2,387**	2,405	2,616	2,681	2,523
Net natural gas production available for sale		*(millions of cubic feet daily)*			
United States	**1,275**	1,246	1,468	1,625	1,739
Non-U.S.	**7,998**	7,849	7,916	7,709	7,512
Total worldwide	**9,273**	9,095	9,384	9,334	9,251
		(thousands of oil-equivalent barrels daily)			
Oil-equivalent production[3]	**3,932**	3,921	4,180	4,237	4,065
Refinery throughput		*(thousands of barrels daily)*			
United States	**1,767**	1,702	1,746	1,760	1,794
Non-U.S.	**3,583**	3,714	3,825	3,843	3,929
Total worldwide	**5,350**	5,416	5,571	5,603	5,723
Petroleum product sales[4]					
United States	**2,523**	2,540	2,717	2,729	2,822
Non-U.S.	**3,905**	4,221	4,382	4,518	4,697
Total worldwide	**6,428**	6,761	7,099	7,247	7,519
Gasoline, naphthas	**2,573**	2,654	2,850	2,866	2,957
Heating oils, kerosene, diesel	**2,013**	2,096	2,094	2,191	2,230
Aviation fuels	**536**	607	641	651	676
Heavy fuels	**598**	636	715	682	689
Specialty products	**708**	768	799	857	967
Total worldwide	**6,428**	6,761	7,099	7,247	7,519
Chemical prime product sales		*(thousands of tonnes)*			
United States	**9,649**	9,526	10,855	10,703	10,369
Non-U.S.	**15,176**	15,456	16,625	16,647	16,408
Total worldwide	**24,825**	24,982	27,480	27,350	26,777

(3) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

(4) Net of purchases/sales with the same counterparty.

Frequently Used Terms

Listed below are definitions of several of ExxonMobil's key business and financial performance measures and other terms. These definitions are provided to facilitate understanding of the terms and their calculation.

CASH FLOW FROM OPERATIONS AND ASSET SALES

Cash flow from operations and asset sales is the sum of the net cash provided by operating activities and proceeds from sales of subsidiaries, investments, and property, plant and equipment from the Summary Statement of Cash Flows. This cash flow is the total sources of cash from both operating the Corporation's assets and from the divesting of assets. The Corporation employs a long-standing and regular disciplined review process to ensure that all assets are contributing to the Corporation's strategic objectives. Assets are divested when they are no longer meeting these objectives, or are worth considerably more to others. Because of the regular nature of this activity, we believe it is useful for investors to consider sales proceeds together with cash provided by operating activities when evaluating cash available for investment in the business and financing activities, including shareholder distributions.

(millions of dollars)	**2009**	2008	2007
Net cash provided by operating activities	**28,438**	59,725	52,002
Sales of subsidiaries, investments and property, plant and equipment	**1,545**	5,985	4,204
Cash flow from operations and asset sales	**29,983**	65,710	56,206

CAPITAL EMPLOYED

Capital employed is a measure of net investment. When viewed from the perspective of how the capital is used by the businesses, it includes ExxonMobil's net share of property, plant and equipment and other assets less liabilities, excluding both short-term and long-term debt. When viewed from the perspective of the sources of capital employed in total for the Corporation, it includes ExxonMobil's share of total debt and equity. Both of these views include ExxonMobil's share of amounts applicable to equity companies, which the Corporation believes should be included to provide a more comprehensive measure of capital employed.

(millions of dollars)	**2009**	2008	2007
Business Uses: Asset and Liability Perspective			
Total assets	**233,323**	228,052	242,082
Less liabilities and noncontrolling interests share of assets and liabilities			
Total current liabilities excluding notes and loans payable	**(49,585)**	(46,700)	(55,929)
Total long-term liabilities excluding long-term debt	**(58,741)**	(54,404)	(50,543)
Noncontrolling interests share of assets and liabilities	**(5,642)**	(6,044)	(5,332)
Add ExxonMobil share of debt-financed equity-company net assets	**5,043**	4,798	3,386
Total capital employed	**124,398**	125,702	133,664
Total Corporate Sources: Debt and Equity Perspective			
Notes and loans payable	**2,476**	2,400	2,383
Long-term debt	**7,129**	7,025	7,183
ExxonMobil share of equity	**110,569**	112,965	121,762
Less noncontrolling interests share of total debt	**(819)**	(1,486)	(1,050)
Add ExxonMobil share of equity company debt	**5,043**	4,798	3,386
Total capital employed	**124,398**	125,702	133,664

CAPITAL AND EXPLORATION EXPENDITURES (Capex)

Capital and exploration expenditures are the combined total of additions at cost to property, plant and equipment and exploration expenses on a before-tax basis from the Summary Statement of Income. ExxonMobil's Capex includes its share of similar costs for equity companies. Capex excludes depreciation on the cost of exploration support equipment and facilities recorded to property, plant and equipment when acquired. While ExxonMobil's management is responsible for all investments and elements of net income, particular focus is placed on managing the controllable aspects of this group of expenditures.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROCE)

Return on average capital employed is a performance measure ratio. From the perspective of the business segments, ROCE is annual business segment earnings divided by average business segment capital employed (average of beginning- and end-of-year amounts). These segment earnings include ExxonMobil's share of segment earnings of equity companies, consistent with our definition of capital employed, and exclude the cost of financing. The Corporation's total ROCE is net income attributable to ExxonMobil excluding the after-tax cost of financing, divided by total corporate average capital employed. The Corporation has consistently applied its ROCE definition for many years and views it as the best measure of historical capital productivity in our capital-intensive, long-term industry, both to evaluate management's performance and to demonstrate to shareholders that capital has been used wisely over the long term. Additional measures, which are more cash-flow based, are used to make investment decisions.

(millions of dollars)	**2009**	2008	2007
Net income attributable to ExxonMobil	**19,280**	45,220	40,610
Financing costs (after tax)			
Gross third-party debt	**(303)**	(343)	(339)
ExxonMobil share of equity companies	**(285)**	(325)	(204)
All other financing costs – net	**(483)**	1,485	268
Total financing costs	**(1,071)**	817	(275)
Earnings excluding financing costs	**20,351**	44,403	40,885
Average capital employed	**125,050**	129,683	128,760
Return on average capital employed – corporate total	**16.3%**	34.2%	31.8%

PROVED RESERVES

Proved reserves of oil and gas in this report are determined on the basis that ExxonMobil uses to manage its business. On this basis, "proved reserves" means quantities of oil and gas that ExxonMobil has determined to be reasonably certain of recovery under existing economic and operating conditions under our long-standing, rigorous management review process. We only book proved reserves when we have made significant funding commitments for the related projects. ExxonMobil's reserves are different from proved reserves as defined by U.S. Securities and Exchange Commission (SEC) rules and included in our Annual Report on Form 10-K and Proxy Statement.

A principal difference between the ExxonMobil and SEC definitions is the price assumption used. Proved reserves in this report are based on the same price and cost assumptions we use to make investment decisions. Proved reserves as defined by the SEC are based on historical market prices: beginning in 2009, the average of the market prices on the first day of each calendar month during the year; for prior years, the market price on December 31. References to "price/cost effects" mean the effect of using SEC historical prices and costs.

For years prior to 2009, another key difference was the treatment of oil sands reserves extracted in mining operations, as well as reserves attributable to equity companies. In this report, oil sands reserves and our share of equity company reserves are included in ExxonMobil's proved reserves for all periods. Under SEC definitions applicable to the prior years, these volumes were separately reported.

The table below shows year-end proved reserves on these different bases:

(billions of oil-equivalent barrels)	**2009**	2008	2007	2006	2005
Basis					
ExxonMobil	**23.3**	22.8	22.7	22.7	22.4
SEC	**23.0**	23.0	22.5	22.8	22.4

RESOURCES, RESOURCE BASE, AND RECOVERABLE RESOURCES

Resources, resource base, recoverable resources, recoverable oil, recoverable hydrocarbons, and similar terms used in this report are the total remaining estimated quantities of oil and gas that are expected to be ultimately recoverable. The resource base includes quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future. The term "resource base" is not intended to correspond to SEC definitions such as "probable" or "possible" reserves.

PROVED RESERVES REPLACEMENT RATIO

Proved reserves replacement ratio is a performance measure that is calculated using proved oil-equivalent reserves additions divided by oil-equivalent production. Both proved reserves additions and production include amounts applicable to equity companies. Unless otherwise specified, ExxonMobil reports this ratio on the basis of the company's definition of proved reserves. See "Proved Reserves" above.

FINDING AND RESOURCE-ACQUISITION COSTS

Finding and resource-acquisition costs per oil-equivalent barrel is a performance measure that is calculated using the Exploration portion of Upstream capital and exploration expenditures and proved property acquisition costs divided by resource additions (in oil-equivalent barrels). ExxonMobil refers to new discoveries and acquisitions of discovered resources as resource additions. In addition to proved reserves, resource additions include quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future.

	2009	2008	2007
Exploration portion of Upstream capital and exploration expenditures *(millions of dollars)*	**3,718**	2,871	1,909
Proved property acquisition costs *(millions of dollars)*	**676**	61	37
Total exploration and proved property acquisition costs *(millions of dollars)*	**4,394**	2,932	1,946
Resource additions *(millions of oil-equivalent barrels)*	**2,860**	2,230	2,010
Finding and resource-acquisition costs per oil-equivalent barrel *(dollars)*	**1.54**	1.32	0.97

Directors, Officers, and Affiliated Companies*

STANDING COMMITTEES OF THE BOARD

Audit Committee
M.J. Boskin (Chair), L.R. Faulkner, S.S Reinemund

Board Affairs Committee
M.C. Nelson (Chair), K.C. Frazier, W.W. George, S.J. Palmisano

Compensation Committee
W.W. George (Chair), R.C. King, S.J. Palmisano, E.E. Whitacre, Jr.

Finance Committee
R.W. Tillerson (Chair), M.J. Boskin, L.R. Faulkner, S.S Reinemund

Public Issues and Contributions Committee
R.C. King (Chair), K.C. Frazier, M.C. Nelson, E.E. Whitacre, Jr.

Executive Committee
R.W. Tillerson (Chair), M.J. Boskin, R.C. King, M.C. Nelson, S.J. Palmisano

FUNCTIONAL AND SERVICE ORGANIZATIONS

Upstream

A.T. Cejka . . . . *President, ExxonMobil Exploration Company*[1]

N.W. Duffin . . . . *President, ExxonMobil Development Company*[1]

S.M. Greenlee . . . . . *President, ExxonMobil Upstream Research Company*

R.M. Kruger . . . . *President, ExxonMobil Production Company*[1]

T.R. Walters . . . . *President, ExxonMobil Gas & Power Marketing Company*[1]

Downstream

H.R. Cramer . . . . *President, ExxonMobil Fuels Marketing Company*[1]

S.J. Glass, Jr. . . . . . . *President, ExxonMobil Refining & Supply Company*[1]

A.J. Kelly . . . . *President, ExxonMobil Lubricants & Petroleum Specialties Company*[1]

R.V. Pisarczyk . . . . . *President, ExxonMobil Research and Engineering Company*

Chemical

S.D. Pryor . . . . *President, ExxonMobil Chemical Company*[1]

Other

N.A. Chapman . . . . . *President, ExxonMobil Global Services Company*

BOARD OF DIRECTORS

Edward E. Whitacre, Jr.
Chairman of the Board and Chief Executive Officer, General Motors Company (automaker); Chairman Emeritus, AT&T (telecommunications)

Samuel J. Palmisano
Presiding Director; Chairman of the Board, President, and Chief Executive Officer, International Business Machines Corporation (computer hardware, software, business consulting, and information technology services)

William W. George
Professor of Management Practice, Harvard University; Former Chairman and Chief Executive Officer, Medtronic, Inc. (medical technology)

Reatha Clark King
Former President and Chairman of the Board of Trustees, General Mills Foundation, the philanthropic foundation of General Mills, Inc. (consumer food products)

Rex W. Tillerson
Chairman of the Board and Chief Executive Officer



OFFICERS

R.W. Tillerson . . . . *Chairman of the Board*[1]
M.W. Albers . . . . *Senior Vice President*[1]
M.J. Dolan . . . . *Senior Vice President*[1]
D.D. Humphreys . . . . *Senior Vice President and Treasurer*[1]
A.P. Swiger . . . . *Senior Vice President*[1]
L.J. Cavanaugh . . . . *Vice President – Human Resources*
A.T. Cejka . . . . *Vice President*[1]
K.P. Cohen . . . . *Vice President – Public and Government Affairs*
W.M. Colton . . . . *Vice President – Corporate Strategic Planning*[1]
H.R. Cramer . . . . *Vice President*[1]
T.M. Fariello . . . . *Vice President – Washington Office*
R.S. Franklin . . . . *Vice President and President – ExxonMobil Upstream Ventures*[1]
S.J. Glass, Jr. . . . . *Vice President*[1]
A.J. Kelly . . . . *Vice President*[1]
R.M. Kruger . . . . *Vice President*[1]
S.R. LaSala . . . . *Vice President and General Tax Counsel*[1]
C.W. Matthews . . . . *Vice President and General Counsel*[1]
P.T. Mulva . . . . *Vice President and Controller*[1]
O.K. Owen . . . . *Vice President – Safety, Security, Health & Environment*
S.D. Pryor . . . . *Vice President*[1]
D.S. Rosenthal . . . . *Vice President – Investor Relations and Secretary*[1]
S.K. Stuewer . . . . *Vice President – Environmental Policy & Planning*
T.R. Walters . . . . *Vice President*[1]

* As of year-end 2009
(1) Required to file reports under Section 16 of the Securities Exchange Act of 1934.

Steven S Reinemund
Dean of Business, Wake Forest University; Retired Executive Chairman of the Board, PepsiCo (consumer food products)

Marilyn Carlson Nelson
Chairman of the Board, Carlson (travel, hotel, restaurant, and marketing services)

Michael J. Boskin
T.M. Friedman Professor of Economics and Senior Fellow, Hoover Institution, Stanford University

Kenneth C. Frazier
Executive Vice President and President, Global Human Health, Merck & Company (pharmaceuticals)

Larry R. Faulkner
President, Houston Endowment (charitable foundation); President Emeritus, the University of Texas at Austin



Investor Information

ExxonMobil offers our shareholders a wide range of services and several ways to access important company information.

Shareholder Services
Shareholder inquiries should be addressed to ExxonMobil Shareholder Services at Computershare Trust Company, N.A., ExxonMobil's transfer agent:

ExxonMobil Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

1-800-252-1800
(Within the continental U.S. and Canada)

1-781-575-2058
(Outside the continental U.S. and Canada)

An automated voice-response system is available 24 hours a day, 7 days a week. Service representatives are available during normal business hours.

Registered shareholders can access information about their ExxonMobil stock accounts via the Internet at *computershare.com/exxonmobil.*

Stock Purchase and Dividend Reinvestment Plan
Computershare Trust Company, N.A. sponsors a stock purchase and dividend reinvestment plan, the Computershare Investment Plan for Exxon Mobil Corporation Common Stock. For more information and plan materials, go to *computershare.com/exxonmobil* or call or write ExxonMobil Shareholder Services.

Dividend Direct Deposit
Shareholders may have their dividends deposited directly into their U.S. bank accounts. If you would like to elect this option, go to *computershare.com/exxonmobil* or call or write ExxonMobil Shareholder Services for an authorization form.

Corporate Governance
Our Corporate Governance Guidelines and related materials are available by selecting "investors" on our Web site at *exxonmobil.com.*

ExxonMobil Publications
The publications listed below, all of which, when published, can be found on the Internet at *exxonmobil.com*, are available without charge to shareholders. Requests for printed copies should be directed to ExxonMobil Shareholder Services.

- *2009 Summary Annual Report*
- *2009 Annual Report on Form 10-K*
- *2009 Financial and Operating Review*, a report on ExxonMobil's businesses, strategies, and results
- *2009 Corporate Citizenship Report*
- *The Outlook for Energy – A View to 2030*
- *The Lamp*, a shareholder magazine with news and features about ExxonMobil's worldwide activities

Electronic Delivery of Documents
Registered shareholders can receive the following documents online, instead of by mail, by contacting ExxonMobil Shareholder Services:

- Summary Annual Report
- Proxy Statement
- Tax Documents
- Account Statements

Beneficial shareholders should contact their bank or broker for electronic receipt of proxy voting materials.

Eliminate Annual Report Mailings
Shareholders may eliminate annual report mailings by marking their proxy card, or by writing or calling ExxonMobil Shareholder Services.


ExxonMobil

ExxonMobil on the Internet

A quick, easy way to get information about ExxonMobil.
ExxonMobil publications and important shareholder information are available on the Internet at *exxonmobil.com*:

- Publications
- Stock Quote
- Dividend Information
- Contact Information
- Speeches
- News Releases
- Investor Presentations
- Corporate Governance

General Information

Corporate Headquarters
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Additional copies may be obtained by writing or phoning:
Phone: 972-444-1000
Fax: 972-444-1505

Shareholder Relations
Exxon Mobil Corporation
P.O. Box 140369
Irving, TX 75014-0369

Market Information
The New York Stock Exchange is the principal exchange on which Exxon Mobil Corporation common stock (symbol XOM) is traded.

Annual Meeting
The 2010 Annual Meeting of Shareholders will be held at 9:00 a.m. Central Time on Wednesday, May 26, 2010, at:

The Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201

The meeting will be audiocast live on the Internet. Instructions for listening to this audiocast will be available on the Internet at *exxonmobil.com* approximately one week prior to the event.

Included in this *Summary Annual Report* are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to the Proxy Statement for ExxonMobil's 2010 Annual Meeting. The Proxy Statement also includes Management's Discussion and Analysis of Financial Condition and Results of Operations. The "investors" section of ExxonMobil's Web site (*exxonmobil.com*), contains the Proxy Statement and other company publications, including ExxonMobil's *Financial and Operating Review*. These publications provide additional detail about the company's global operations.

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ExxonMobil

Corporate Headquarters
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